UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02061015

File No. 24-10030

Date Filed: ______________

FORM 1-A
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933`

Greenbriar Founders, L.L.C.
(Exact Name Of Issuer As Specified In Its Charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

56 Ledgerock Road
Mohnton, Pennsylvania 19540
(610) 777-9705
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Harold L. Styer, Jr.
56 Ledgerock Road
Mohnton, Pennsylvania 19540
(610) 777-9705
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copy to:
David W. Swartz, Esquire
Stevens & Lee, P.C.
111 North Sixth Street
Reading, Pennsylvania 19603
(610) 478-2184

7997	23-3084961
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

(a) Managers of Greenbriar Founders, L.L.C.

Harold L. Styer, Jr.
John H. Broadbent, Jr.
Andrew Maier, II

The business address of each manager is:

56 Ledgerock Road
Mohnton, Pennsylvania 19540

(b) Officers of Greenbriar Founders, L.L.C.

Harold L. Styer, Jr., President
Andrew Maier, II, Secretary and Treasurer

The business address of each officer is:

56 Ledgerock Road
Mohnton, Pennsylvania 19540

(c) Not applicable.

(d) Harold L. Styer, Jr., John H. Broadbent, Jr. and Andrew Maier, II are each record owners of 5 percent or more of a class of Greenbriar Founders equity securities.

(e) Harold L. Styer, Jr., John H. Broadbent, Jr. and Andrew Maier, II are each beneficial owners of 5 percent or more of a class of Greenbriar Founders equity securities.

(f) There are no promoters in connection with this offering.

(g) Greenbriar Founders, L.L.C. has no corporate parent or subsidiaries.

(h) Stevens & Lee, P.C., 111 North Sixth Street, Reading, Pennsylvania 19603, is counsel to the issuer.

(i) There is no underwriter with respect to this offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable

Item 4. Jurisdictions in Which Securities Are to be Offered

Not applicable.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) Greenbriar Founders, L.L.C. sold Class A and Class B Membership Interests to the following within one year prior to the date of this offering circular, for an aggregate offering price of $1,725,000 (3 Class A Membership Interests at $250,000 per interest and 13 Class B Membership Interests at $75,000 per interest). These sales did not involve any public offering and were undertaken in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 pursuant to Regulation D promulgated thereunder. The recipients of the securities delivered appropriate investor representations to Greenbriar Founders, L.L.C. and consented to the imposition of restrictive legends on the certificates evidencing the security.

Sold To	Membership Interests Sold
Harold L. Styer, Jr., Manager	One (1) Class A Membership Interest
John H. Broadbent, Jr., Manager	One (1) Class A Membership Interest
Andrew Maier, II, Manager	One (1) Class A Membership Interest
Bruce P. Bengtson, Investor	One (1) Class B Membership Interest
David G. Hafer, Investor	One (1) Class B Membership Interest
David D. Rothermel, Investor	One (1) Class B Membership Interest

Sold To	Membership Interests Sold
John F. Lutz, Investor	One (1) Class B Membership Interest
Robert D. Keeler, Investor	One (1) Class B Membership Interest
Robert J. Longenecker, Investor	One (1) Class B Membership Interest
Benjamin S. Brubacher, Investor	One (1) Class B Membership Interest
Emanuel M. Lapp, Investor	One (1) Class B Membership Interest
Leon S. Myers, Investor	One (1) Class B Membership Interest
Richard M. Palmer, Jr., Investor	One (1) Class B Membership Interest
Richard B. Burkey, Investor	One (1) Class B Membership Interest
Salvatore M. Cutrona, Investor	One (1) Class B Membership Interest
Jay S. Sidhu, Investor	One (1) Class B Membership Interest

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings.

Item 7. Marketing Arrangements

(a) There is no arrangement: to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; to stabilize the market for any of the securities to be offered; or for withholding commissions with respect to the distribution of these securities.

(b) Not applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

The experts named in this offering statement: (i) were not employed on a contingent basis; (ii) do not have a material interest in Greenbriar Founders, L.L.C.; and (iii) are not connected with Greenbriar Founders, L.L.C. as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

Neither a written document nor a broadcast script was used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

GREENBRIAR FOUNDERS, L.L.C.
56 Ledgerock Road
Mohnton, Pennsylvania 19540
(610) 777-9705

Preliminary Offering Circular
Dated October 3, 2002
A Minimum of $3,000,000 and a Maximum of $5,000,000 Class C Membership Interests

Greenbriar Founders, L.L.C. (sometimes referred to as the "Company") is offering a minimum of $3,000,000 and a maximum of $5,000,000 Class C Membership Interests. The Class C Membership Interests will be sold at prices ranging from $28,000 per membership interest to $40,000 per membership interest based on when such membership interest is purchased. The first fifty (50) Class C Membership Interests purchased will be sold at $28,000 per membership interest, the second fifty (50) Class C Membership Interests purchased will be sold at $32,000 per membership interest; and the final fifty (50) Class C Membership Interests purchased will be sold at a price of $40,000 per membership interest. Each Class C Membership Interest will include a non-separable Class C Membership in Ledgerock Golf Club, a private golf club which is described in this offering circular.

The offering will commence on October 1, 2002, and will terminate at 5:00 p.m. Eastern Standard Time on March 31, 2003, unless extended at the sole discretion of the board of managers of the Company. Pricing for the membership interests will be based on the date that the purchaser fully commits to purchasing such membership interest in accordance with the pricing set forth in the prior paragraph. The Company will hold all funds of subscribers in an interest-bearing escrow account at First Union National Bank until it has raised at least $3,000,000. If the Company fails to raise at least $3,000,000 pursuant to this offering, all funds will be returned promptly with interest.

See "Risk Factors" beginning on page 7 to read about the risks that you should consider before buying these membership interests.

Each purchaser of the Class C Membership Interests will be required to become a party to the Company's Amended and Restated Operating Agreement (referred to as the "Operating Agreement") which, among other things, places restrictions on the transfer of these membership interests.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY INTERESTS OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE MEMBERSHIP INTERESTS ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER THE SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE MEMBERSHIP INTEREST OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISPROVED THESE INTERESTS OR DETERMINED THAT THIS OFFERING CIRCULAR IS TRUTHFUL OR COMPLETE. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A CRIME.

	Price to public	**Underwriting discount and commissions**	**Proceeds to issuer (1)**
Per interest	**$28,000 to $40,000**	**Not applicable**	**$28,000 to $40,000**
Total minimum	**$3,000,000**	**Not applicable**	**$3,000,000**
Total maximum	**$5,000,000**	**Not applicable**	**$5,000,000**

(1) *Excludes total expenses of this offering estimated to be $37,000.*

For assistance, please contact Harold Styer at (610) 777-9705.
The date of this offering circular is __________ __, 2002.

Table of Contents

SUMMARY

The following information is a summary of the significant terms of this offering and of the Class C Membership Interests. You should carefully read this offering circular to understand fully the terms of the membership interests and the Company's operating agreement, as well as the other considerations that are important to you in making a decision about whether to invest in the membership interests. You should pay special attention to the *"Risk Factors"* section beginning on page 7 of this offering circular to determine whether an investment in the membership interests is appropriate for you. *In particular, you should note that the Company has had limited operating history, has not earned a profit, and has no experience in developing or managing golf courses.*

The Company

Greenbriar Founders, L.L.C .... 56 Ledgerock Road Mohnton, Pennsylvania 19540 (610) 777-9705	Greenbriar Founders, L.L.C. is a Pennsylvania limited liability company. The Company was formed on June 4, 2001, and has conducted limited operations to date. The purpose of the Company is to create, construct, own, and operate an upscale, private golf club including a championship quality golf course to be designed by Rees Jones, Inc., extensive practice areas and a clubhouse. The golf course and related facilities will be known as "Ledgerock Golf Club." As of the date of this offering, the Company has acquired approximately 210 contiguous acres of land, and Rees Jones, Inc. has prepared a preliminary routing for the proposed golf course on this property. Once sufficient capital has been raised, the Company intends to negotiate and execute contracts with architects, engineers, and necessary consultants related to the project; secure necessary governmental approvals; arrange and complete engineering, topographical and other surveys; acquire rights to purchase certain additional real estate; oversee golf course and related facilities construction; and hire experienced personnel to supervise maintenance of the golf course. The foregoing activities are referred to in this offering circular as Phase I of the project, and the construction of a future clubhouse is referred to as Phase II of the project. Construction of the golf course could begin in March 2003 so as to permit an opening date for the golf club in 2004. The Company intends to manage the day-to-day operations of the golf club.
Ledgerock Golf Club....................	The Company intends to develop and operate Ledgerock Golf Club as an upscale, private golf club with a championship caliber golf course designed by Rees Jones, Inc. The Company expects to complement this golf course with excellent practice facilities and a future clubhouse providing a superb environment for social activities for members and their guests.

On March 16, 2001, the Company's founders, Messrs. Styer, Broadbent and Maier, entered into an agreement with Rees Jones, Inc. pursuant to which Rees Jones agreed to be responsible for the design and planning of the golf course. A few of the courses designed by Rees Jones, Inc. include Ocean Forest Golf Club, Atlantic Golf Club, Pinehurst #7 and Sandpines Golf Club.

Ledgerock Golf Club intends to offer four (4) levels of Golf Club Memberships:

- Class A - Family;
- Class B – Individual and Spouse;
- Class C – Individual (and limited corporate); and
- Class D – Social Membership Without Golfing Privileges.

The Class A - Family and Class B - Individual and Spouse Golf Club Memberships are reserved for Members holding Class A and Class B Membership Interests in the Company, respectively. Except for four (4) Class C Golf Club Memberships which will be available to corporations or business enterprises, the Class C – Individual Memberships will be individual memberships. Each person purchasing a Class C Membership Interest in the Company will receive a Class C - Individual Membership in the golf club, and the first four (4) corporations or business enterprises purchasing a Class C Membership Interest in the Company will receive a Class C - Corporate Membership in the golf club.

The Offering

Securities Offered.......................... Greenbriar Founders, L.L.C. is offering between a minimum of $3.0 million and a maximum of $5.0 million Class C Membership Interests at the purchase prices described below. If the $3.0 minimum is not sold by the expiration date, your funds will be promptly returned to you with interest.

Offering Price............................... The first fifty (50) Class C Membership Interests will be offered at $28,000 per membership interest; the second fifty (50) Class C Membership Interests will be offered at $32,000 per membership interest; and the final fifty (50) Class C Membership Interests will be offered at $40,000 per membership interest. The purchase price for a Class C Membership Interest will be determined based on the time when the purchaser deposits at least $10,000 toward the purchase price for such membership interest with the Company and executes the Company's subscription agreement.

Golf Club Membership	Each Class C Membership Interest in the company includes a non-separable Class C Membership to Ledgerock Golf Club. Members of Ledgerock Golf Club will have certain rights, privileges and obligations including the obligation to pay certain annual dues. See "Business of Greenbriar Founders, L.L.C. - Description of Golf Club Memberships and Fees."
How to Subscribe for Interests	You may subscribe for a Class C Membership Interest by completing and signing the subscription agreement included with this Offering Circular and delivering it to the Company, together with a signed Signature Page and Joinder to Operating Agreement either a non-refundable deposit of at least $10,000 in the case of the first one hundred (100) membership interests sold, or the full purchase price in the case of the remaining fifty (50) membership interests sold, by the expiration date. Your deposit will be held in an escrow account at First Union National Bank and is not refundable unless the Company fails to sell $3,000,000 of membership interests. Upon signing the subscription agreement, you are legally obligated to pay the balance of the purchase price for the membership interest on the earlier of (a) March 31, 2003, or (b) a date within thirty (30) days from the date of notice from the Company that it has sold at least $3,000,000 in membership interest. In no event will such amount be due prior to December 31, 2002.
Financing Your Purchase	First Union National Bank has agreed to provide financing to qualified individuals for the purchase of a Class C Membership Interest. You should contact Mr. Jeffrey Rush at First Union National Bank at (610) 655-2897 for the terms and conditions of such financing. Greenbriar Founders, L.L.C. makes no representations or guarantees regarding whether you qualify for such financing.
Use of Proceeds	Greenbriar Founders, L.L.C. intends to use the net proceeds of this offering primarily for construction of the golf course and related facilities, and for the payment of priority returns to investors holding Class A and Class B Membership Interests. See "Use of Proceeds."
Escrow Agent	First Union National Bank will act as the escrow agent for the offering.

The Company's Operating Agreement

Operating Agreement	Each person holding a Class C Membership Interest will be a Class C Member of the Greenbriar Founders, L.L.C. and will be required to sign a joinder to the Company's Operating Agreement, a copy of which is enclosed with this offering circular and the terms of which are summarized below. See "Operating Agreement of Greenbriar Founders, L.L.C." for further details regarding this agreement.
Capital Account	A "capital account" will be established for each Member initially in an amount equal to the price paid by such Member for his/her Class C Membership Interest. Such capital account will be adjusted from time to time to reflect allocations of the Company's income, gain, loss, deduction and non-deductible expenses allocated to such Member. Any subsequent sale of additional Class C Membership Interests following the completion of this offering would result in a reduction in the allocation to each Member.
Distributions..................................	The Members are entitled to receive cash distributions from the Company if and when made as described below. See " - Priority." The board of managers of the Company has sole discretion regarding whether to distribute cash to the Members, and may, but is not obligated, to make periodic distributions of cash to the Members to fund the tax obligations of such Members incurred in connection with allocations of profit or gain, if any.
Taxable Income............................	Because the Company has elected to be treated as a partnership for federal and state tax purposes, the Members may have taxable income that is not accompanied by cash distributions unless the board of managers elects to make such distributions. See " - Distributions" and " - Priority."

Priority	The Operating Agreement provides that, to the extent that cash is distributed to the Members in any fiscal year, the distribution will be made in the following amounts and priorities: – first, to each of the Members in proportion to their respective capital accounts in an amount sufficient to enable such Members to pay all federal and Pennsylvania income taxes on their share of the Company's items of income, gain, loss, deduction and credit, if any, for such fiscal year; – second, to each of the Class A and Class B Members until each such Member has received a priority return in the aggregate amount of $175,000 per Member, in the case of Class A Members, and in the aggregate amount of $50,000 per Member, in the case of Class B Members; and – finally, at such time as the Class A and B Members have received priority distributions equal to $175,000 and $50,000 in the aggregate, respectively, distributions, if made, will be allocated to each of the Members in proportion to their respective capital accounts .
Capital Calls	Members may be required to contribute additional capital to the Company at a future date, provided that such capital call is approved by an affirmative vote of seventy-five (75%) of the total votes that can be cast by all Members.
Management/Election of Managers	The Company will be managed by a board of managers consisting of not less than five (5) and not more than nine (9) members, as determined from time to time by the board of managers. The Board currently has three (3) members who were elected by the Class A Members, and the Class B Members will be electing two (2) additional managers by December 16, 2002. The method for electing the balance of the managers, if any, will be determined by the then – current managers at the time such positions are authorized.
Restrictions on Transferability of the Class C Membership Interests	There are restrictions on the transferability of the Class C Membership Interests. Subject to certain exceptions, such membership interests may not be transferred until Ledgerock Golf Club has 230 members. Thereafter, transfers must be

made in accordance with federal and state securities laws and the Company's procedures. See "Operating Agreement of Greenbriar Founders, L.L.C. - Limited Transferability of Membership Interests" for a description of these procedures.

RISK FACTORS

The securities described herein are speculative in nature and involve a high degree of risk. The securities should be purchased only by investors who can afford to lose their entire investment. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors, all of which should be considered important, as well as all of the other information set forth elsewhere in this offering circular.

The Company may not have sufficient funds to complete the project.

No assurances can be given that the proceeds of this offering will provide sufficient funding for Phase I of the project. Even if all of the Class C Membership Interests available in this offering are sold, the Company will need substantial additional capital in order to complete Phase I of the project and will require additional capital to complete Phase II of the project. No assurances can be given that the Company will be able to complete the project or that the project can be completed at the estimated costs.

The Company's financial performance is dependent solely upon the performance of Ledgerock Golf Club.

Except for certain working capital requirements and the payment of certain priority returns, the Company will invest the entire net proceeds of this offering in the project. See "Use of Proceeds." Because the Company does not intend to diversify its investments, the financial performance of the Company is solely dependent on the success of the Company in developing and operating Ledgerock Golf Club.

The Company has limited operating history, has not earned a profit and has no experience in developing or managing golf courses.

The Company was formed on June 4, 2001. The Company has conducted extremely limited operations to date and has not earned a profit. The officers and managers of the Company have had no experience in developing and operating a golf course and related facilities.

Unanticipated problems could delay the project.

It is anticipated that the development of the Company's properties into an upscale private golf course, obtaining necessary approvals, raising the necessary capital, and constructing the golf course and the related facilities will require at least fifteen (15) months. No assurances can be given that unanticipated problems will not arise and that Phase I of the project can be completed within such time.

The Company has not done a formal market study and cannot assure investors that there is sufficient demand for membership in Ledgerock Golf Club.

A complete, formal market study has not been conducted of residents in the golf club's primary market area to assess the potential demand for, or extent of interest in becoming a member of, Ledgerock Golf Club. No independent study has been done to determine whether there is likely to be a sufficient number of persons who will seek membership in the club.

Zoning Risks

Under the zoning ordinance of Cumru Township, using the property of the Company as a golf course is a conditional permitted use that is allowed upon approval of the site plan. Such use may be conditioned by the Township, if approved it will be necessary for the Company to appear before the Planning Commission and Township Commissioners of Cumru Township to obtain final zoning approval for the use of the properties as a golf course. Land development approval for the construction of the golf course will also require approvals from the Township Commissioners of Cumru Township, the County Health Department, the Pennsylvania Department of Environmental Resources and other governmental authorities. No assurances can be given that the site plan will be approved, that the conditions imposed by the Cumru Township will be acceptable to the Company, or that the Company will be successful in its efforts to obtain approval for the construction of the golf club from the necessary regulatory authorities.

In addition to the funds received from this offering, the Company will require additional funds to complete Phases I and II of the project, and cannot assure investors that the Company can obtain such funds on satisfactory terms.

The Company estimates that completion of Phase I of the project will require total funds of approximately $9,740,000, and completion of Phase II is expected to require additional funds of approximately $3,000,000 for the construction of a new clubhouse. In addition to the funds raised in this offering, and the funds provided by loans from the founders of the Company and the previous sale of Class A and Class B Membership Interests, it is anticipated that at least $4,000,000 of capital required to complete the project will come from borrowings and/or from the sale of additional Class C Membership Interests in the Company through a second, subsequent offering. No assurances can be given that the Company will be able to sell a sufficient number of Class C Membership Interests at the prices at which the Company anticipates such membership interests will be offered to complete the development the project. In the event that all of the capital required to complete Phase I of the project cannot be raised through the founder loans and the sale of Class A, Class B and Class C Membership Interests, the Company will seek additional debt financing to complete Phase I of the project. No assurances can be given, however, that debt financing will be available in sufficient amounts or on satisfactory terms to permit completion of Phase I. In the event that such additional funds are not raised, investors in this offering could lose their entire investment.

The development of the project is subject to numerous factors beyond the Company's control that could delay or increase the cost of the project.

Apart from the risks associated with funding the development of the project, completion of the construction of the golf course and related facilities are also subject to factors which may be beyond the control of the Company, including strikes or delays, increases in the cost or the availability of goods, materials or services, unforeseen problems which require capital expenditures to resolve or environmental considerations. Such factors may result in increased costs, delays and a corresponding reduction in the Company's working capital. In addition, such factors may result in the absence of alternative capital resources and/or the liquidation of the Company.

The Company has not done a formal cost or engineering feasibility study with respect to the project.

The Company has developed a budget of projected costs and expenses for the project; however, no assurances can be given that the projected budget will prove to be accurate. Although various surveys and engineering evaluations of the Companies properties have been performed, and a preliminary routing for the proposed golf course has been prepared by Rees Jones, Inc., golf course design and related engineering work is incomplete as of the date hereof, and no assurances can be given that the properties will prove to be a suitable site for the golf club.

Significant competition within the golf club's market could adversely affect the Company's ability to obtain a sufficient number of members.

The existing and potential competition for the golf club includes numerous private clubs which offer golf facilities and, in many cases, additional athletic and social facilities which may be considered preferable by potential users of the golf club. Although the Company believes that Ledgerock Golf Club will differentiate itself through the caliber of its golf course design, the high quality of its golf course maintenance, its extensive practice facilities and the superior service provided to its Members, no assurances can be given that the ability of the club to obtain a sufficient number of memberships will not be adversely affected by the presence of other golf facilities located in Pennsylvania.

Because the Company's Operating Agreement restricts transferability of the membership interests and there is no public trading market for such securities, each investor may be required to hold his/her membership interest indefinitely.

The terms of the Company's Operating Agreement limit the ability of a holder to transfer his or her membership interest. Because of these restrictions on transferability, each investor is subject to the risk that he or she will be required to hold his or her membership interest indefinitely. There is no public market for any of the Company's securities, including the Class C Membership Interests being offered hereby, and it is extremely unlikely that any public market will develop.

You may have taxable income that is not accompanied by cash distribution.

Under principles of partnership tax accounting that will apply to the Company, you, as a purchaser of a Class C Membership Interest, could have taxable income from the Company even if the Company does not distribute cash to you. In particular, the Company may have taxable income from operations, but be unable to make cash distributions to its Members due to the need to use such cash to pay Company indebtedness and/or to reinvest in Company operations. Further, in the event of financial difficulties with the project and a foreclosure of any mortgage or loans that the Company may have obtained, you could be required to recognize taxable gain upon which tax is payable, even though the Company would be unable to make a distribution of cash to you.

The Company has not made any distributions to date and future distributions are unlikely.

To date the Company has not made any distributions of cash or other assets to purchasers of membership interests and, with certain exceptions, has no plans to do so in the future. Except for tax liability distributions to the Members and priority returns to the Class A and B Members, the Company expects that any operating profits will be used primarily to improve the quality of its facilities and, secondarily, to reduce fees applicable to Ledgerock Golf Club members.

Although there will be a maximum of two hundred and eighty-four (284) Class C Members, the Class A and Class B Members, collectively, have the right to elect at least five (5) of the Company's possible nine (9) managers and, therefore, control the Company's board of managers and the operations of the Company.

The Company's Operating Agreement provides for a board of managers consisting of up to nine (9) individuals, three (3) of which are elected by the Class A Members, and two (2) of which are elected by the Class B Members. Because the Operating Agreement provides that majority vote is deemed to be the action of the board, the Class A and Class B Members, collectively, control the Company except where action by the Members is required.

Under certain conditions, the Company has the right to make a capital call from the Members.

The Company's Operating Agreement provides that Members may be required to contribute additional capital to the Company at a future date, provided that such a capital call is approved by an affirmative vote of seventy-five (75%) of the total votes that can be cast by all Members. Depending upon the number of Members of each class at such time, in such a vote, Class A Members collectively will be entitled to thirty (30) votes; Class B Members collectively will be entitled to thirty-nine (39) votes; and Class C Members would be entitled to up to two hundred eighty-four (284) votes.

If subsequent offerings are made, you will have your equity interest in the Company diluted.

As previously noted, following the completion of this offering, the Company will require additional capital and intends to offer additional Class C Memberships in a subsequent offering. The equity contributions from the purchasers of such Class C Membership Interests will result in a dilution of the equity interest in the Company held by you and other purchasers of Class C Membership Interests in this offering and hence will reduce the allocation of cash distributions that may be made by the Company to you and such purchasers.

Effect of priority return on Class C Members

Except for priority tax distribution payments made to each Member in proportion to their capital account, to the extent that the Company distributes cash to the Members, each of the Class A and Class B Members are entitled to a priority return of their capital until the time that such Members have received a return of $175,000 and $50,000, respectively. As a result, the Class C Members will receive no cash distribution until a total of $1,175,000 in priority distributions (in addition to priority tax distributions) have been made to the Class A and Class B Members.

RECENT DEVELOPMENTS

On September 16, 2002, the Company completed a private offering in which the Company received commitments for a total of $1.725 million by selling three (3) Class A and thirteen (13) Class B Membership Interests. The Class A Membership Interests were sold at a price of $250,000 per interest, and the Class B Membership Interests at a price of $75,000 per interest.

USE OF PROCEEDS

The following table sets forth the anticipated sources and uses of funds being raised in this offering assuming that only the minimum amount of Membership Interests are sold ($3,000,000), and that the offering is fully subscribed ($5,000,000):

	Minimum of Offer Range	Maximum of Offer Range
Sources of Funds:		
50 Class C Membership Interests at $28,000 each	$1,400,000	$1,400,000
50 Class C Membership Interests at $32,000 each	1,600,000	1,600,000
50 Class C Membership Interests at $40,000 each	-	2,000,000
Total Sources of Funds	$3,000,000	$5,000,000
Uses of Funds:		
Golf Course Construction:		
Moving Driveways/Power Line	$ 200,000	$ 200,000
Erosion Control/Cleaning	450,000	450,000
Stripping/Plating Topsoil	270,000	270,000
Bulk Earth Moving	550,000	550,000
Rough Shaping	350,000	350,000
Irrigation System	1,000,000	1,000,000
Fine Grading	180,000	260,000
Bunker, Greens, Tees	0	850,000
Miscellaneous	0	100,000
Subtotal	3,000,000	4,030,000
Cart Storage and Half-way House	0	400,000
Maintenance Barn	0	100,000
Total	$3,000,000	$4,530,000
Initial Priority Returns to Class A and Class B Members:		
3 Class A Membership Interests:	$ 0	$ 210,000
13 Class B Membership Interests:	0	260,000
Total	$ 0	$ 470,000
Total Uses of Funds	$3,000,000	$5,000,000

CAPITALIZATION

The following table sets forth our capitalization as of August 31, 2002, and as adjusted to give effect to the sale of $3 million minimum and $5 million maximum of Class C Membership Interests offered hereby and the loans made by the Class A Members of the Company to the Company subsequent to such date.

	At August 31, 2002		
	Actual	As Adjusted (Minimum of Offer Range)	As Adjusted (Maximum of Offer Range)
		(In thousands)	
Borrowings:			
Loan from founders	$1,510	$2,040	$2,040
Other Loans[1]	-	-	-
Total long-term borrowing	1,510	2,040	2,040
Members' Equity:			
Class A membership interests, 3 authorized, 3 issued	750	750	750
Class B membership interests, 15 authorized, 12 issued[2]	300	975	975
Class C membership interests, 285 authorized, 100/150 issued	-	3,000	5,000
Accumulated deficit	(154)	(154)	(154)
Total members' equity	896	4,571	6,571
Total borrowings and members' equity	$2,406	$6,611	$8,611

[1] The Company is applying for a $1,000,000 line of credit to be used to finance construction and/or operating expenses. The line of credit has not been approved or rejected as of the date of this offering circular.

[2] As of August 31, 2002, the Company has received deposits of $25,000 per interest for 12 Class B Membership Interests. In September 2002, the Company received $25,000 for an additional Class B Membership Interest. Upon raising $3,000,000 pursuant to this offering, each Class B Member has committed to pay the balance of the purchase price ($75,000) for its Class B Membership Interest.

FORWARD-LOOKING STATEMENTS

Some of the information presented or incorporated by reference into this offering circular contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, and may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

- general economic conditions;
- changes in accounting principles, policies, or guidelines;
- material unforeseen changes in the demand for our product;
- changes in legislation or regulation; and
- other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

The Company's actual results could vary materially from the future results covered in its forward-looking statements. The statements in the "Risk Factors" section of this offering circular are cautionary statements identifying important factors, including certain risks and uncertainties, that could cause our results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

The Company disclaims any obligation to announce publicly future events or developments that affect the forward-looking statements in this offering circular.

The objective of this section is to help potential investors understand management's views on the Company's financial condition and results of operations. You should read this discussion in conjunction with the financial statements and the notes to the financial statements that appear at the end of this offering circular.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Operating Results to the Eight Months Ended August 31, 2002 Compared to the Period June 4, 2001 (Date of Inception) through December 31, 2001

Greenbriar Founders, L.L.C. was formed on June 4, 2001, for the purpose of acquiring property and constructing thereon an upscale private golf course and related facilities to be owned and operated by investors in the Company. Because the golf course was in the design phase, the Company's sole income for the periods discussed consisted solely of income from rental of certain facilities on property acquired by the Company, which for the eight months ended August 31, 2002, totaled $3,200, compared to $2,400 for the period ended December 31, 2001. Operating expenses for the eight months ended August 31, 2002, totaled $109,563, compared to $47,135 for the period ended December 31, 2001. Operating expenses in both periods consisted principally of compensation and benefits for maintenance employees, payroll and real estate taxes, supplies, insurance, utilities and other expenses related to the start-up operations of the Company. As a result, the Company's net loss for the eight months ended August 31, 2002,was $109,563, compared to $44,735 for the period ended December 31, 2001.

Financial Condition at August 31, 2002

As of August 31, 2002, the Company's cash balance was $194,028, which was sufficient to finance the anticipated operations of the Company through December 31, 2002. The Company anticipates that its operations in calendar year 2003, including expenditures to obtain the necessary approvals to begin construction of the golf course and related facilities, as well as expenditures to substantially complete these projects, will be financed primarily with the proceeds of this Offering.

Liquidity and Capital Resources

For the eight months ended August 31, 2002, net cash used by operating activities was $132,627, compared to $86,013 for the period ended December 31, 2001. Net cash used in the Company's investing activities decreased to $394,258 in the eight months ended August 31, 2002, from $1,753,074 in the period ended December 31, 2001, principally because of reduced expenditures for the acquisition of real estate required for the construction of Ledgerock Golf Club.

Net cash provided by financing activities decreased to $716,766 in the eight months ended August 31, 2002, from $1,843,234 in the period ended December 31, 2001, due to reduced issuance of notes payable and to reduced capital contributions. During the eight months ended August 31, 2002, loans to the Company from Class A Members, for which the Company issued notes payable, totaled $410,000, compared to $1,100,000 in the period ended December 31, 2001. Capital contributions in the eight months ended August 31, 2002, from the Class A and Class B Members totaled $306,766, compared to capital contributions from Class A Members totaling $743,234 in the period ended December 31, 2001.

BUSINESS OF GREENBRIAR FOUNDERS, L.L.C.

General

Greenbriar Founders, L.L.C. is a Pennsylvania limited liability company located in Berks County at 56 Ledgerock Road, Mohnton, Pennsylvania 19540. The purpose of the Company is to create, construct, own, and operate an upscale, private golf club including a championship quality golf course to be designed by Rees Jones, Inc., extensive practice areas and a clubhouse. The golf course and related facilities will be known as Ledgerock Golf Club. As of the date of this offering, the Company has acquired approximately 210 contiguous acres of land, and Rees Jones, Inc. has prepared a preliminary routing for the proposed golf course on this property. Once sufficient capital has been raised, the Company intends to negotiate and execute contracts with architects, engineers, and necessary consultants related to the project; secure necessary governmental approvals; arrange and complete engineering, topographical and other surveys; acquire rights to purchase certain additional real estate; oversee golf course construction; hire experienced personnel to supervise maintenance of the golf course and manage day-to-day operations of the golf club. Construction of the golf course could begin as early as March 2003, so as to permit an opening date for the golf club in 2004.

Market Opportunity

Ledgerock Golf Club will be located in Cumru Township, Berks County, Pennsylvania in a rural area approximately six miles south of the city of Reading and within a twenty-minute drive of many of Reading's affluent suburbs. For example, the drive from Wyomissing, Pennsylvania usually will require only 10 to 15 minutes. There are also seven nearby developments of upscale homes: The Vineyards, Chestnut Hill Farms, Hessian Pines, Seven Springs, Cedar Heights, Highland Forest, and Holly Terrace. Located within a few miles of the proposed golf course is Green Hills Corporate Center, which includes the corporate offices of Penske Truck Leasing, UGI, and Parsons, Inc. Ledgerock Golf Club expects to obtain most of its members from within a thirty-mile radius of the golf course, which includes most of Berks and Lancaster Counties and part of Chester County.

Within the golf club's primary market area are numerous public and private golf and country clubs, only three of which are considered by the Company to be upscale golf clubs. The founders believe that purchase of a Class C Membership Interest in the Company through this Offering will provide investors with equity ownership in a golf club that will be comparable to these three upscale golf clubs, but require a significantly lower level of equity investment than currently required for membership in any of them.

The Project

As of the date of this offering circular, the Company has acquired approximately 210 contiguous acres of property with frontage on both the New Holland Road and Ledgerock Road in Cumru Township, Berks County. The acreage includes both woodland and farmland, a significant part of which was used for growing nursery stock that remains on the property. The Company believes that the property's features, which include the former estate home of a nursery owner, numerous out-buildings, several ponds, small streams and significant elevation changes throughout its rolling contours, are extremely attractive for the development of an upscale private golf course.

With the objective of developing of an upscale private golf club, the Company has retained a highly regarded golf course architect, the firm of Rees Jones, Inc., to prepare a preliminary routing for a championship golf course on the property. In Phase I of the project, the Company envisions the completion of the design and construction of such a golf course, together with excellent practice facilities, on the site, the construction of a halfway house which will serve as a pro shop and interim clubhouse and the conversion of an existing barn on the property into an equipment storage and maintenance facility. In Phase II of the project, the Company envisions the design and construction of a permanent, larger clubhouse and related facilities on a parcel of land on the property to be reserved for this purpose.

Completion of Phase I is expected to require total capital expenditures of $8,937,000, with a contingency reserve of $728,000, and operating expenses of $75,000. See "Use of Proceeds." To finance these expenditures, the Company has received commitments for equity contributions of $1,725,000 through the sale of three (3) Class A and thirteen (13) Class B Membership Interests, and has borrowed $2,040,000 from the Company's three (3) founders. See "Management of Greenbriar Founders, L.L.C. - Transactions with Management". In addition, the Company intends to raise up to $5,000,000 through this offering of Class C Memberships in the Company and is applying for a $1,000,000 line of credit. In the event that the funds required to complete Phase I exceed the capital that has been raised, the Company intends to borrow such additional funds as are required for such purpose.

Completion of Phase II of the project is expected to require further capital expenditures of approximately $3,000,000 that the Company anticipates raising through the sale of up to an additional 60 Class C Membership Interests. Such additional Class C Membership Interests may be sold in a second, subsequent offering of such membership interests after Phase I of the project has been completed and the golf club has begun operations, and therefore will not occur until at least six (6) months after the closing of this offering.

The Founders

The founders of the Company are Harold L. Styer, Jr., Andrew Maier II, and John H. Broadbent, Jr. Mr. Styer retired in 1998 as President and Chief Executive Officer of Berk-Tek/Alcatel. Mr. Maier retired in 1998 as President and Chief Executive Officer of Maier's Bakery, Inc. Mr. Broadbent retired in 1998 as Vice-President-Finance, Treasurer and Chief Financial Officer of Arrow International, Inc. All of the founders have significant experience in organizing and managing business enterprises, although none have prior experience in developing a golf course or operating a golf club. See "Management of Greenbriar Founders, L.L.C. - Biographical Information." Each of the founders has purchased a Class A Membership Interest in the Company. In addition, Messrs. Broadbent and Maier have each loaned $730,000 to the Company, and Mr. Styer has loaned $580,000 to the Company. See "Management of Greenbriar Founders, L.L.C. - Transactions with Management" for a description of such loans.

Properties

On January 25, 2001, one of the founders, Harold L. Styer, Jr., acquired from Paul and Arlene Hoster approximately 105 acres of property bordering the New Holland Road in Cumru Township for the sum of $550,000. Subsequent to the formation of the Company on June 4, 2001, the Company acquired, in three separate transactions, an additional total of approximately 105 acres of adjoining property. Mr. Styer is obligated to transfer ownership of the Hoster property to the Company within twenty-one (21) days of the sale of Class A and Class B Membership Interests. The Styer agreement provides, among other things, that the consideration for the transfer of ownership of the Hoster property to the Company is an obligation by the Company to repay Mr. Styer a loan in the total amount of $550,000. See "Management of Greenbriar Founders, L.L.C. - Transactions with Management"

The total of approximately 210 acres described above includes both woodland and farmland, a significant part of which was used for growing nursery stock that remains on the property. The Company believes that the property's features, which include the former estate home of a nursery owner, numerous out-buildings, several ponds, small streams and significant elevation changes throughout its rolling contours, are extremely attractive for the development of an upscale, private golf course. See " - The Golf Course and Ledgerock Golf Club - Description of the Golf Course."

Employees

The Company currently has one (1) full time and one (1) part time employee, each of whom are primarily involved in maintaining the Company's property.

The Golf Course and Ledgerock Golf Club

Overview

The Company intends to build Ledgerock Golf Club as an upscale, private golf club with a championship caliber golf course designed by Rees Jones, Inc. Rees Jones' philosophy for golf course design is to create an environment for the game of golf that is challenging, fair, and aesthetically pleasing. Rees Jones strives to create a natural, classic course that preserves and blends with the surroundings rather than a course full of unnecessary gimmicks that tend to discourage the average golfer. Complementing the golf course will be practice facilities and a future clubhouse providing an environment for social activities for members and their guests.

Description of the Golf Course

The preliminary routing for the golf course, which is subject to change as the project progresses, reflects a course layout that is expected to have the following features:

(1) The design will be similar to golf courses regarded as "traditional' in character. Elements of classic courses, coupled with distinctive, strategic features and current construction practices are expected to result in a sense of maturity for the golf course even in its infancy.

(2) Each golf hole will possess its own individual character. Collectively, all the holes on the golf course will present a strong composition that will test every type of golf shot.

(3) The total yardage from the championship, back, middle, and front tees will be approximately 7025, 6615, 6240, and 5630 yards, respectively. These four tees will insure that the course will be playable and enjoyable for players of all levels of golfing ability.

(4) While no hole is currently designated as the "signature hole," a few contenders are holes #2, #12 and #18. Hole #2 from the championship tee is expected to be approximately 190 yards in length, to provide a spectacular view of the green from the tee, and feature beautiful landscaping, two small ponds connected by a stream in the frontal approach area and large bunkers at the sides and rear. The tee shot will be played from an elevated tee as much as eighty (80) feet higher than the green. Hole #12 is expected to be the longest hole on the golf course at 580 yards from the championship tee. This par 5 will start with a tee shot to a landing area 80 feet below the level of the tee and guarded by a large bunker on the right side of the fairway. Long hitters may be able to reach the green in two, but their second shot must clear a stream 30 yards in front of the green and avoid large bunkers on both sides of the green. Golfers planning to reach the green in three shots will find a narrow fairway approximately 100 yards from the green that requires an accurate second shot. Hole #18 is expected to be a strong finishing hole. At approximately 440 yards from the championship tee, it will feature three bunkers on the right side of the fairway next to the tee shot landing area. The hole is designed to require a downhill approach shot over a pond in front of the green. This hole should be an excellent conclusion to a round of golf on a superb golf course.

In summary, the golf course is expected to have: a slope rating in the 130 to 140 range; holes that require the golfer to play shots over rough, wetlands, ponds or streams; thirteen (13) holes where either ponds or streams may come into play; dramatic elevation changes from the tees to the fairways or greens; rolling terrain; mature trees along most fairways; fast, well-contoured greens; and bent grass fairways and greens. The golf course will be designed with classic features, variety and risk/reward situations that are expected to satisfy golfers of all skill levels.

Description of Golf Club Memberships and Fees

The Golf Club intends to offer four (4) levels of Golf Club Memberships: Class A - Family, Class B - Individual/Spouse, Class C – Individual, and Class D – Social Membership Without Golfing Privileges. The Class A - Family, Class B - Individual/Spouse and Class C - Individual Golf Club Memberships will be reserved for Members holding Class A, Class B and Class C Membership Interests in the Company, respectively. Four (4) Class C Golf Club Memberships will be reserved for corporations or other business enterprises holding Class C Membership Interests in the Company.

The rights and privileges associated with each class of Golf Club Memberships are described below:

Class A Golf Club Membership: Class A Golf Club Members have all of the rights and privileges of a Class C Golf Club Member (individual membership), plus each of the following rights and privileges:

(1) A Class A Golf Club Member and his or her spouse is entitled to a lifetime membership in Ledgerock Golf Club. A Class A Member is not obligated to pay any annual membership fees to the golf club for the lifetime of such member and his or her spouse and is not obligated to pay any annual membership fees for any children residing in their household until the year each such child attains the age of 22;

(2) Upon the death of a Class A Golf Club Member, the waiver of annual membership fees will continue until the death of his/her survivor. Upon the death of the survivor or upon the sale or other transfer of such Member's Class A Membership Interest in the Company, the waiver of annual membership fees will cease;

(3) A Class A Golf Club Member is not obligated to pay for personal greens fees or cart rental fees at Ledgerock Golf Club for the lifetime of the Class A Member and his or her spouse; and

(4) A Class A Golf Club Member is not subject to monthly food minimum charges at Ledgerock Golf Club for the lifetime of the Class A Member and his or her spouse;

Each of the foregoing privileges which accompany a Class A Membership Interest will expire on the 10th anniversary of the opening of the golf course if such membership interest is transferred.

Class B Golf Club Membership: Class B Golf Club Members have all of the rights and privileges of a Class C Golf Club Member (individual membership), and in addition, are not obligated to pay any annual membership fees for themselves or their spouse to Ledgerock Golf Club during the first ten (10) years beginning with the first year that the golf course is open for play. Upon the sale or other transfer of such Member's Class B Membership Interest in the Company, such waiver of annual membership dues will cease on the 10th anniversary of the opening of the golf course.

Class C Golf Club Membership: Class C Golf Club Members will have all of the following rights and privileges:

(1) Class C Golf Club Members will be entitled to full use of the golf course and related facilities including the golf practice facilities. The annual dues for such members will be $4,700.00 for the first year that the golf club is open.

(2) Class C Golf Club Members will be able to purchase golfing privileges for his/her spouse and any children residing in their household, until the year each such child

attains the age of 22. During the first year that the golf course is open for play, annual dues for a spouse and each child will be $1,000 and $250, respectively.

(3) Class C Golf Club Members will be entitled to dining privileges at Ledgerock Golf Club and attend social events at the golf club.

A maximum of four (4) Class C Golf Club Memberships will be available to corporations or business enterprises. In such cases, each of up to a maximum of four (4) individuals employed by such corporation or business may be designated as a holder of a single Class C Golf Club Membership, and will have all of the rights, privileges and obligations of a Class C Golf Club Member. In the first year that the golf course is open for play, the annual dues for each designated individual will be $6,000.

Class D Social Membership Without Golfing Privileges: The Company anticipates that Class D Social Memberships without Golfing Privileges will be offered at a future date. Such memberships will entitle the member, his or her spouse and their dependent children under 18 years of age to all social and dining privileges at Ledgerock Golf Club, but such members will not have golfing privileges, will not be members of the Company and, as a result, will not have any voting rights. The Company's board of managers will decide when to offer such memberships and what the annual dues requirement for such memberships will be at that time.

Marketing Strategy

Ledgerock Golf Club intends to use a marketing strategy that will highlight the following:

1. Superior Golf Course Design by a Well-Known Architect: Rees Jones is a golf course architect with several courses rated among the "Top 100 Modern Courses in the United States".

2. Superior Golf Course: The Company intends to construct a championship golf course with the potential to achieve a "Top 100" course ranking and will strive to maintain the course in outstanding condition for the enjoyment of its members and their guests;

3. Head Golf Pro: Ledgerock Golf Club will employ a golf pro with teaching experience who will focus on helping members improve their golfing skills.

4. Extensive Practice Facilities: Ledgerock Golf Club will have facilities for members to use to improve all facets of their golf game;

5. Future Clubhouse: The Company plans to construct a permanent clubhouse that will feature an elegant blend of the rich heritage and tradition of the game combined with luxurious, modern amenities and facilities.

6. Value of Membership: Within a one hour drive of Reading, Pennsylvania there are three examples of upscale, private golf clubs: "Lookaway" in Buckingham, Pennsylvania; "Applebrook" in Malvern, Pennsylvania; and "Stonewall" in Elverson, Pennsylvania. These are all upscale, golf clubs that maintain high quality

standards. They all have the following strengths: superior course design, excellent course maintenance, a clubhouse with special features and excellent service for their club members. These are the strengths that Ledgerock Golf Club will strive to achieve and offer to Members at a lower equity investment than currently required for membership in "Lookaway," "Applebrook," or "Stonewall".

The Future Clubhouse

The Company intends to locate the future clubhouse in a partially secluded and picturesque rural area of farmland and former nurseries on part of the Company's property to be reserved for this purpose. The architect retained to design the clubhouse will be asked to create a distinctive, yet elegant and modern, design that honors the dignity and traditions associated with the game of golf while preserving the original beauty associated with the history of the area.

The Company expects that the plan for the clubhouse will provide for an approximately 11,000 square foot, two-story stone and stucco building featuring both formal and casual dining areas as well as a large patio dining area. The Company anticipates that all of the dining areas and the cocktail lounge will overlook the golf course.

It is anticipated that all decorations and furnishings will be blended to compliment each other to create an environment that is warm and inviting to the members. Ledgerock Golf Club's goal is to provide excellent service to members based on efficiency of concept and operation.

The Practice Facilities

The Company expects that the outdoor practice facilities will feature a short game range that will include bunkers, mounds, putting greens, and different heights of grass for the golfer to practice all types of pitches, chips, lobs, bump-and-run and bunker shots. The full shot range will feature target greens and bunkers.

Competition

The Company believes that the quality of the golf course design and maintenance, combined with the golf club's extensive practice and clubhouse facilities and its commitment to delivering exceptional service to members, will enable the Company to distinguish Ledgerock Golf Club from the other golf or country clubs in Berks County and, therefore, attract members who want to join a club with these attributes. There are five (5) private clubs with golf facilities in Berks County from which the Company anticipates drawing some of its members. Although many of these clubs may offer membership at a lower price, the Company believes that the investment required of new members of Ledgerock Golf Club will be substantially lower than that required of those nearby golf clubs that are regarded as "upscale private golf clubs, and that the opportunity to become an equity owner in Ledgerock Golf Club will help to differentiate the Company from other golf or country clubs in Berks County.

MANAGEMENT OF GREENBRIAR FOUNDERS, L.L.C.

Managers and Executive Officers

The board of managers of the Company is presently composed of three (3) managers who are elected for terms of one (1) year. However, the Company's Operating Agreement provides that each of the Class A Members have agreed to elect Messrs. Styer, Broadbent and Maier for five (5), four (4) and three (3) consecutive terms immediately following the first annual meeting of the Members, respectively. In addition, by December 15th two (2) additional members of the board will be elected by the Class B Members. The board of managers has the authority to increase the number of managers from time to time to a maximum of nine (9) managers. The executive officers of the Company currently consist of a president and secretary/treasurer. The Company's Operating Agreement provides that the current president and current secretary/treasurer will serve for terms ending on the date of the fifth (5th) and third (3rd) annual meeting of the Members, respectively. The following table presents information with respect to the managers and executive officers of the Company.

Name	Age(1)	Position Held with the Company	Manager Since	Term Expires
Harold L. Styer, Jr.	56	Class A Manager and President	2002	2007
Andrew Maier, II	53	Class A Manager and Secretary/Treasurer	2002	2005
John H. Broadbent, Jr.	64	Class A Manager	2002	2006

(1) As of August 31, 2002

Biographical Information

Set forth below is certain information regarding the managers and executive officers of the Company. Unless otherwise stated, each manager and executive officer has held his current occupation for the last five (5) years. There are no family relationships among or between the managers or executive officers.

Harold L. Styer, Jr. Mr. Styer is the original founder of Greenbriar Founders, LLC, initiating the project in 2000. As President of the Company, he coordinates the business operations on a daily basis in preparation for the construction of the golf course at Ledgerock. Prior thereto, Mr. Styer was employed from 1968 to 1998 by Berk-Tek, Inc. a major manufacturer of wire and cable. During his employ, he held various management positions, including Vice President of Manufacturing, Vice President of Operations, and became President and Chief Executive Officer in 1988, a position that he held until his retirement in 1998.

John H. Broadbent, Jr. Mr. Broadbent is currently a member of the Board of Trustees at Rensselaer Polytechnic Institute and at Albright College. He also serves as a Director of Reading

Technologies, Inc., a manufacturer and marketer of compressed air separation and filtration devices. Mr. Broadbent is the founder and current President of Chestnut Hill Farms Company, which owns and is developing property adjacent to Ledgerock Golf Club. Prior thereto, Mr. Broadbent co-founded Arrow International, Inc., a leading developer, manufacturer and world-wide marketer of a broad range of clinically advanced, disposable catheters and related products. He served as a Director, Chief Financial Officer, Vice-President – Finance and Treasurer of Arrow from its founding in 1975 until he retired in August 1998. He continues to serve as a Director of Arrow.

Andrew Maier, II. Mr. Maier is a member of the Board of Trustees of Albright College and currently serves on the Board of Directors of Allfirst Financial, Inc. and Allfirst Bank. He has served as President of the board of the Hawk Mountain Council of the Boy Scouts of America. Prior thereto, Mr. Maier served as President of Maier's Bakery from 1975 to July 1998, a company which manufactured bread and rolls and sold the product through retail and food service outlets in eastern PA, New Jersey, and parts of Delaware, Maryland and New York. He retired from the company in 1998 when it was sold.

Remuneration of Managers and Officers

Pursuant to the Company's Operating Agreement, the managers of the Company are not entitled to receive any compensation for serving as a manager but are entitled to reimbursement for reasonable expenses incurred in connection with such services. The Company has not paid any compensation to its officers as of August 31, 2002, and does not intend to do so. The Company does not maintain any benefit plans for or "key man" life insurance policies on any of its managers or executive officers.

Transactions with Management

Messrs. Broadbent and Maier have each loaned the Company $730,000, and Mr. Styer will have loaned the Company $580,000 upon the closing of the Hoster property transaction ($2,040,000 in the aggregate). In the case of Mr. Styer, $550,000 of the principal amount of the loan will be the consideration for the Hoster property described below. The remaining $30,000 is a cash loan. The loans will accrue interest from the date on which the company raises $3,000,000 pursuant to this offering at an annual rate (adjusted quarterly) equal to the prime rate published in the Wall Street Journal on the first business day of such quarter, but interest payments will not be made until Phase I of the project has been completed, and then only if approved by the Company's board of managers. The Company will begin to repay the principal amount of the loans on the earlier of the date on which Phase II has been funded, or January 1, 2006, but must repay the entire amount of the loans by December 31, 2011.

On January 25, 2001, one of the founders, Harold L. Styer, Jr., acquired from Paul and Arlene Hoster approximately 105 acres of property bordering the New Holland Road in Cumru Township for the sum of $550,000. Mr. Styer is obligated to transfer ownership of the Hoster property to the Company within twenty-one (21) days of the sale of $1,725,000 Class A and Class B Membership Interests. The Styer agreement provide, among other things, that the consideration for the transfer of ownership of the Hoster property to the Company is an obligation by the Company to repay Mr. Styer a loan in the total amount of $550,000 as more fully described above.

Each of Messrs. Styer, Broadbent, and Maier purchased a Class A Membership Interest from the Company for $250,000 per membership interest in a private transaction which was completed on September 16, 2002. In connection with such purchase, the Company agreed to provide each Class A Member with a transferable Class C Membership Interest at the time that the Company has at least 230 Members.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following information is provided for those persons who are officers or managers and each securityholder who owns more than 10% of any class of the issuer's securities.

Title of Class	Name and Address of Owner (1)	Amount Owned	Percent of Class
Class A Membership Interest	Harold L. Styer, Jr.	1 interest	33.33%
Class A Membership Interest	John H. Broadbent, Jr.	1 interest	33.33%
Class A Membership Interest	Andrew Maier, II	1 interest	33.33%
Class A Membership Interests	All managers and executive officers as a group	3 interests	100%

(1) The business address for each of these individuals is Greenbriar Founders, L.L.C., 56 Ledgerock Road, Mohnton, PA 19540.

THE OFFERING

The Offering

Greenbriar Founders, L.L.C. is offering between a minimum of $3.0 million and a maximum of $5.0 million of its Class C Membership Interests to the general public. Greenbriar Founders, L.L.C. may accept or reject subscriptions in its sole discretion. All deposit monies and all subscription proceeds will be held in an interest-bearing escrow account with First Union National Bank pending raising at least $3,000,000 from this offering or termination of the offering. If the $3,000,000 minimum is sold, all subscription funds held in the escrow account, together with interest earned thereon, will be released to Greenbriar Founders, L.L.C. If the $3,000,000 minimum is not sold by the expiration date, your funds will be promptly returned to you with interest.

Expiration of the Offering

The offering will expire at 5:00 p.m., Eastern Standard Time, on March 31, 2003, unless extended at the sole discretion of the board of managers of Greenbriar Founders, L.L.C. to a date not later than June 30, 2003. Greenbriar Founders, L.L.C. will not be obligated to honor any subscription agreement received after the offering expires, regardless of when documents were sent.

Procedures for Subscribing for a Class C Membership Interest

The procedures for subscribing for a Class C Membership Interest vary depending upon whether you purchase one of the first one hundred (100) Class C Membership Interests sold, or one of the final fifty (50) Class C Membership Interests sold. You can call Mr. Harold Styer at (610) 777-9705 to determine how many membership interests have been sold.

First One Hundred Class C Membership Interests Sold. Purchasers of the first one hundred (100) Class C Membership Interests sold in this offering must deliver to the Company, on or prior to the offering expiration date, a properly completed and executed subscription agreement, together with a deposit of not less than $10,000 toward the purchase price for the Class C Membership Interest being subscribed for in the offering. The balance of the purchase price for such interest must be paid in full prior to the expiration time and date. The deposit and purchase price balance must be by check or bank draft drawn upon a domestic bank or postal, telegraphic or express money order payable to "First Union National Bank" as escrow agent, for such purpose. Such deposit and balance will be deemed to have been received only upon (i) clearance of any non-certified check, or (ii) receipt by the Company of any certified check or bank draft drawn upon a domestic bank or of any postal, telegraphic or express money order. If paying by a non-certified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, persons who wish to pay by a means of a non-certified personal check are urged to make payment sufficiently in advance to the offering expiration date, to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds. The completed subscription agreement and payment of the deposit and balance of purchase price should be delivered to the Company at: 56 Ledgerock Road, Mohnton, Pennsylvania 19540. All funds received will be held by the escrow agent.

Final Fifty Class C Membership Interests Sold. Purchasers of the final fifty (50) Class C Membership Interests sold in this offering must deliver to the Company, on or prior to the offering expiration date, a properly completed and executed subscription agreement and a signed "Signature Page and Joinder to Operating Agreement", together with a full payment in the amount of the purchase price, $40,000 for the Class C Membership Interest being subscribed for in the offering. The full purchase price must be paid by check or bank draft drawn upon a domestic bank or postal, telegraphic or express money order payable to "Ledgerock Golf Club." Such payment will be deemed to have been received only upon (i) clearance of any non-certified check or (ii) receipt by the Company of any certified check or bank draft drawn upon a domestic bank or of any postal, telegraphic or express money order. If paying by a non-certified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, persons who wish to pay by a means of a non-certified personal check are urged to make payment sufficiently in advance to the offering expiration date, to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, or money order. The completed subscription agreement, "Signature Page and Joinder to Operating Agreement" and payment of the full purchase price should be delivered to the Company at: 56 Ledgerock Road, Mohnton, Pennsylvania 19540.

Determination of Purchase Price

The purchase price for each Class C Membership Interest will be determined at the time that the Company receives a non-refundable deposit in the amount of not less than $10,000 or full payment, as applicable, for such interest and a signed subscription agreement legally obligating the purchaser to pay the balance of the purchase price for such interest at the closing of this offering. The purchase price for the first fifty (50) interests will be $28,000 per interest, for the second fifty (50) interests will be $32,000 per interest and for the final fifty (50) interest will be $40,000 per interest. You may contact Harold Styer at the Company at (610) 777-9705 to determine how many interests have been sold at any particular time. Although you may mail your deposit, if applicable, subscription agreement and balance of the purchase price or balance thereof to the Company, you are highly encouraged to hand deliver the deposit and subscription agreement to secure and confirm the purchase price applicable to you.

Financing of Purchase Price

The Company has an arrangement with First Union National Bank, whereby First Union National Bank has agreed to finance the purchase of a Class C Membership Interest for qualified individuals. Please contact Mr. Jeffrey Rush at (610) 655-2897 for the terms and conditions of such financing. The Company does not represent or guarantee that any person wishing to purchase a Class C Membership Interest will qualify for such financing from First Union National Bank.

Right to Amend or Terminate Offering

Greenbriar Founders, L.L.C. expressly reserves the right to amend the terms and conditions of the offering. Greenbriar Founders, L.L.C. expressly reserves the right, at any time prior to delivery of the Class C Membership Interest, to terminate the offering if the offering is prohibited by law or regulation or the board of managers concludes, in its judgment, that it is not in the best interest of Greenbriar Founders, L.L.C. to complete the offering under the circumstances. The offering would be terminated by Greenbriar Founders, L.L.C. by giving oral or written notice thereof to the escrow agent. If the offering is terminated, all funds received from subscribers will be promptly refunded with interest.

Exempted Securities

The offering is being undertaken in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 3(b) thereof and Regulation A of the Rules and Regulations promulgated thereunder by the Securities and Exchange Commission, and in accordance with comparable exemptions from registration under the laws of any state (other than as provided below) in which an offer or sale of the Class C Membership Interests is made in connection with the offering. The offering is being registered by coordination in the Commonwealth of Pennsylvania.

FEDERAL INCOME TAX MATTERS

Prospective investors should consult with their own tax advisors regarding the federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the Class C Membership Interests. We make no representation or warranty about the federal, state, or local income tax consequences of investing in the Class C Membership Interests.

DESCRIPTION OF THE CLASS C MEMBERSHIP INTERESTS

General

The rights, privileges and obligations attributable to the Class C Membership Interests are determined by the Company's Operating Agreement. See "Operating Agreement of Greenbriar Founders, L.L.C." The following description does not purport to be complete and is qualified in its entirety by express reference to the Operating Agreement.

Dividend Rights

The holder of a Class C Membership Interest has no right to receive dividends from the Company. However, the board of managers of the Company may, from time to time, authorize a cash distribution to the Members. If such a cash distribution is made, the holders of Class A and Class B Membership Interests, after certain tax distributions are made to each of the Members, have a priority right to receive such cash distributions until an amount equal to $175,000 and $50,000 has been paid to each Class A and Class B Member, respectively. Once such priority distributions have been paid, all further distributions will be allocated in proportion to the respective capital accounts of the Member, respectively. Once such priority distributions have been paid, all further distributions will be allocated in proportion to the respective capital accounts of the Members. See "Operating Agreement of Greenbriar Founders, L.L.C. - Allocation of Cash Distributions."

Voting Rights

In matters that affect only Class C Members, each Class C Member will be entitled to one vote on such issue. In matters affecting all classes of Members, each Class A Member will be entitled to ten (10) votes, each Class B Member will be entitled to three (3) votes, and each Class C Member will be entitled to one (1) vote. Under no circumstance is any Member permitted to cumulate his/her votes. All Members will have the right to vote on the following matters:

- any change in the maximum number of Membership Interests in the Company;
- any capital call;
- any transaction involving any potential conflict of interest;
- the transfer or disposition of any Company assets, other than in the ordinary course of business;
- any transaction involving the merger or consolidation of the Company with or into any other entity; and
- the dissolution or termination of the Company.

Liquidation Rights

The Company can be dissolved by the affirmative vote of a majority of the managers of the company and the affirmative vote of the Members voting as a single class.

Preemptive Rights

The Class C Membership Interests have no preemptive rights. The Company may sell additional membership interests in the Company (subject to the limitation set forth in the Company's Operating Agreement of 300 total membership interests) without approval of the members and without first offering such interests to the then-current Class C Members. As a result, the equity of a Class C Member in the Company could decrease upon such sale.

Conversion Rights

The Class C Membership Interests have no conversion rights.

Redemption Provisions

The holder of a Class C Membership Interest has no right to redeem such membership interest and no right to demand a return of his/her investment in the Company.

Capital Calls

The holder of a Class C Membership Interest may be required to contribute additional capital to the Company. Any additional capital contribution to the Company on the part of the purchaser of a Class C Membership Interest will require the affirmative vote of 75% of the total votes that can be cast by all Members.

DESCRIPTION OF CLASS A AND CLASS B MEMBERSHIP INTERESTS

General

The rights, privileges and obligations attributable to the Class A and B Membership Interests are determined by the Company's Operating Agreement. See "Operating Agreement of Greenbriar Founders, L.L.C." The following description does not purport to be complete and is qualified in its entirety by express reference to the Operating Agreement.

Dividend Rights

The holder of a Class A or B Membership Interest has no right to receive dividends from the Company. However, the board of managers of the Company may, from time to time, authorize a cash distribution to the Members. If such a cash distribution is made, the holders of Class A and Class B Membership Interests, after certain tax distributions are made to each of the Members, have a priority right to receive such distribution until an amount equal to $175,000 and $50,000 has been paid to each Class A and Class B Member, respectively. Once such priority distributions have been paid, all further distributions will be allocated in proportion to the respective capital accounts of the Members, respectively. Once such priority distributions have been paid, all further distributions will be allocated in proportion to the respective capital accounts of the Members. See "Operating Agreement of Greenbriar Founders, L.L.C. - Allocation of Cash Distributions."

Voting Rights

In matters that affect only one class of Members, each Member within such class will be entitled to one vote on such issue. In matters affecting all classes of Members, each Class A Member will be entitled to ten (10) votes, each Class B Member will be entitled to three votes, and each Class C Member will be entitled to one (1) vote. All Members will have the right to vote on the following matters:

- any change in the maximum number of Membership Interests in the Company;
- any capital call;
- any transaction involving any potential conflict of interest;
- the transfer or disposition of any Company assets, other than in the ordinary course of business;
- any transaction involving the merger or consolidation of the Company with or into any other entity; and
- the dissolution or termination of the Company.

The Class A and B Members, voting as separate classes, have the right to elect three (3) and two (2) Managers of the Company, respectively. Under no circumstance is any Member permitted to cumulate his/her votes.

Liquidation Rights

The Company can be dissolved by the affirmative vote of a majority of the managers of the Company and the affirmative vote of the Members voting as a single class.

Preemptive Rights

The Class A and B Membership Interests have no preemptive rights. The Company may sell additional membership interests in the Company (subject to the limitation set forth in the Company's Operating Agreement of 300 total membership interests) without approval of the members and without first offering such interests to the Class A or B Members. As a result, the equity of a Class A or B Member in the Company could decrease upon such sale.

Conversion Rights

The Class A and B Membership Interests have no conversion rights.

Redemption Provisions

The holder of a Class A or B Membership Interest has no right to redeem such membership interest and no right to demand a return of his/her investment in the Company.

Capital Calls

The holder of a Class A or B Membership Interest may be required to contribute additional capital to the Company. Any additional capital contribution to the Company on the part of the purchaser of a Class A or B Membership Interest will require the affirmative vote of 75% of the total votes that can be cast by all Members.

Other Rights

Each holder of a Class A Membership Interest shall have the right to receive a transferable Class C Membership Interest when the Company has at least 230 Members.

OPERATING AGREEMENT
OF GREENBRIAR FOUNDERS, L.L.C.

The following is a brief summary of key provisions of the Operating Agreement, that governs the Company. This summary and other discussions in this offering circular regarding the terms of the Operating Agreement do not purport to be complete and are qualified in their entirety by express reference to the Operating Agreement.

Management

The Company will be managed by a board of managers consisting of not less than five (5) and not more than nine (9) members, as determined from time to time by the Managers. Initially, the board will have five (5) members, three (3) of whom will be elected by the Class A Members and two (2) of whom will be elected by the Class B Members. All managers will serve for a term of one (1) year or until his successor has been elected and qualified, or until his earlier death, resignation or removal. However, each of Messrs. Styer, Broadbent and Maier have agreed to vote his Class A Membership Interest such that Messrs. Styer, Broadbent and Maier will serve as a manager of the Company for periods of five (5), four (4) and three (3) consecutive terms immediately following the first (1st) annual meeting of the Members, respectively.

The executive officers of the Company currently consist of a president and secretary/treasurer. The Company's Operating Agreement provides that the current president and current secretary/treasurer will serve for terms ending on the date of the fifth (5th) and third (3rd) annual meeting of the Members, respectively. Messrs. Styer and Maier are the current president and secretary/treasurer, respectively, of the Company. The Board may from time to time elect additional officers of the Company, who will have such responsibility as may be delegated to them by the board.

Compensation of the Managers

The managers will not receive compensation for their services to the Company as managers, but will be entitled to reimbursement by the Company of reasonable expenses incurred in connection with such services.

Liability of the Managers

The managers have fiduciary obligations to the Company and the Members, and are accountable to the Company and the Members. Consequently the managers are required to exercise good faith and fair dealing in handling Company affairs. The Operating Agreement provides that the personal liability of each manager is limited for any act or omission performed or omitted by such manager, except for willful misconduct or recklessness.

Liability of the Members

Members will not be liable for any debts, nor will they be bound by any obligations of the Company in excess of their initial capital contributions or any additional capital contributions actually made, except in circumstances where a Member is deemed to have participated in the control of the Company's business, and then only if the indemnification provisions set forth in the Operating Agreement are not applicable.

Indemnification

Under certain circumstances, the managers and officers of the Company will be indemnified by the Company against any cost or expense incurred by them in connection with any action, suit or proceeding as a result of being a manager or officer, so long as such manager or officer has acted in good faith and in a manner reasonably believed to not be opposed to the best interests of the Company.

Allocations of Tax Items

The net profits and losses of the Company, including each item of income, gain, loss, deduction or credit entering into the computation thereof, will be allocated to the Members in each fiscal year in proportion to the value of such Member's capital account at the end of such fiscal year.

Allocation of Cash Distributions

Except in connection with the termination of the Company, the board of managers has complete discretion regarding whether to distribute cash to the Members, but if cash is distributed to the Members, such distributions will be in the following amounts and priorities with respect to each fiscal year of the Company:

- First, to each of the Members in proportion to the value of their capital accounts (determined as of the last day in the applicable period) in an amount sufficient to enable such Members to pay all federal and Pennsylvania income taxes on their share of the Company's items of income, gain, loss, deduction and credit for such period, if any, assuming that the Members are subject to tax at the highest federal and Pennsylvania income tax rate;

- Second, to each of the Class A and Class B Members in an amount such that each Class A Member will receive 3.5 times the amount of distribution as each of the Class B Members. Each of Class A Members will be entitled to receive the same amount of distribution, and each of the Class B Members will be entitled to receive the same amount of distribution. No distributions, other than the tax liability distributions described above, will be made to any Class C Member unless and until each Class A Member has received a priority return of $175,000 in the aggregate, and each Class B Member has received a priority return of $50,000 in the aggregate (for the current and prior fiscal years). When the Class A and Class B Members have received all of their respective priority returns, the priority returns will be discontinued; and

- Finally, to each of the Class A, Class B and Class C Members in proportion to the value of their capital accounts (determined as of the last day in the applicable period after taking into account the tax and priority distributions described above) when the Class A Members have received priority distributions equal to $175,000 in the aggregate and the Class B Members have received priority distributions equal to $50,000 in the aggregate.

A subsequent sale of additional Class C Membership Interests following the completion of this offering would have the effect of reducing a Member's capital account relative to the total of all of the Members' capital accounts, thereby reducing allocations of distributions, if any, to Members purchasing a Class C Membership Interest in this offering. To the extent that priority distributions are made to the Class A and Class B Members, each Class A and Class B Member's capital account would be reduced by the amount of the respective distribution to such Member. Such reduction would have the effect of increasing the relative size of the capital account and hence equity of each Class C Member as compared to that of the Class A and Class B Members, and would result in a proportionately higher allocation of tax items and cash distributions, if any, to the Class C Members.

Amendments

The Operating Agreement may be amended from time to time by the affirmative vote of at least 75% of the board of managers and without the consent of the Members, except that any amendment that directly and adversely affects the rights of Members to receive distributions in accordance with the terms thereof will not be effective without the approval of the Members. See " - Voting Rights of the Members." Neither the managers nor the Members have the right to amend the organization documents of the Company (which consist of the Operating Agreement and the Certificate of Organization) without the affirmative vote of the majority of any affected class of Members, voting as a class; provided, however, that a majority of the board of managers may amend the organizational documents if such amendment does not affect the rights of the Members.

Voting Rights of the Members

In matters that affect only one class of Members, each Member within such class will be entitled to one vote on such issue. Each class of Members will vote within their respective class for managers to serve on the board that they are entitled to elect. In matters affecting all classes of Members, each Class A Member will be entitled to ten (10) votes, each Class B Member will be entitled to three (3) votes, and each Class C Member will be entitled to one (1) vote. Under no circumstances is any Member permitted to cumulate his/her votes. All Members will have the right to vote on the following matters:

- any change in the maximum number of membership interests in the Company;
- any capital call;
- any transaction involving any potential conflict of interest;
- the transfer or disposition of any Company assets, other than in the ordinary course of business;
- any transaction involving the merger or consolidation of the Company with or into any other entity; and

- the dissolution or termination of the Company.

Election of Managers

The Class A and B Members, voting as separate classes, have the right to elect three (3) and two (2) managers of the Company, respectively. The board of managers, at the time of authorizing additional managers, if any, will determine the method for electing such additional managers. Under no circumstance is any Member permitted to cumulate his/her votes.

Limited Transferability of Membership Interests

No membership interest (and, hence, no golf club membership) may be transferred during a Member's lifetime, or upon his/her death whether by will or intestate succession, except as follows: (a) to the Company; (b) to a parent or child of such Member, provided that the Company will not have a duty or obligation to honor or give effect to any such transfer unless the transferee becomes a party to the Operating Agreement; and (c) to such other persons as the Company's board of managers will approve in its sole discretion, provided that the transferee becomes a party to the Operating Agreement. Such Member rights and privileges are not transferable by any other means. Notwithstanding any exception to the foregoing restrictions on transfer, no Member will be permitted to transfer, sell or convey a membership interest in the Company until Ledgerock Golf Club has 230 members, except by way of death, and then only to a person in the Member's family or to the Company, provided that the board of managers decides to repurchase such Member's membership interest.

The Company intends to maintain an orderly system for the resale of membership interests through the board of managers. After the Company has sold two hundred thirty (230) membership interests, any class of membership interest to be resold by a Member will be placed on one of three (3) lists (one list for each of the Class A, Class B and Class C Membership Interests) and sold in the order (within a given class) presented for resale. A Member who desires to sell his/her membership interest must submit a written intention of resale to the Company sixty (60) days prior to being entered on the list. After the Company has sold two hundred thirty (230) membership interests in the aggregate, the Company will consent to the resale of membership interests; provided, however, that the Company will consent to the resale of one (1) a Class C Membership Interest from the Class C resale list for each four (4) new Class C Membership Interests issued by the Company until such time as the Company has reached the maximum number of Members. Thereafter, Members may resell their Class C Membership Interests in the order that such membership interest has been presented for resale on the Class C resale list. Absent manifest error, the Company's decision with respect to the order of resale will be determinative.

Subject to the applicability of a transfer fee which will equal 20% of the selling price of a Class C Membership Interest sold by a Class C Member, the transferor of any other membership interest will receive the entire net proceeds from such sale.

Reports

The Company is obligated under the Operating Agreement to furnish each Member with annual financial statements, including all information necessary for the Member to file his/her federal income tax return in a timely manner. Each Member is entitled at any reasonable time to examine the Company's books and records, in person or by agent, and to make copies or excerpts therefrom, subject to the restrictions set forth in the Operating Agreement.

Removal of Managers

Each class of Members, by the affirmative vote of 65% of such Members entitled to vote, may remove any manager elected by such class with or without cause. No class of Members will have the right to remove a manager elected by a different class of Members whether with or without cause.

No Right to Demand Return of Capital

The Members will have no right to demand a return of their investment in the Company or a distribution from the Company except on the dissolution of the Company.

Capital Calls

Any additional capital contribution to the Company on the part of the purchaser of a Membership Interest will require the affirmative vote of 75% of the total votes that can be cast by all Members.

Termination of the Company

The Company may be terminated and dissolved by the affirmative vote of a majority of the managers followed by the affirmative vote of a majority of the total votes that can be cast by the Members. Upon termination of the Company, a full and general accounting will be taken of the Company's business, and the affairs of the Company will be brought to completion. Any net profits or net losses earned or incurred since the previous accounting will be allocated among the Members. The managers will complete and liquidate the Company by selling the Company's assets and distributing the net proceeds therefrom, in cash, after the payment of all Company liabilities (including expenses and fees incurred in connection with the sale of assets and liquidation), to the Members in proportion to the positive balances in their respective capital accounts.

Governing Law

The Operating Agreement and therefore the membership interests will be governed exclusively by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

The Company will submit to the jurisdiction of the United States Federal and Pennsylvania state courts for purposes of all legal actions and proceedings instituted in connection with the membership interests or Operating Agreement.

EXPERTS

The financial statements of Greenbriar Founders, L.L.C. at August 31, 2002, and December 31, 2001, and for the eight (8) month period ended August 31, 2002, and the period from June 4, 2001 (Date of Inception) to December 31, 2001, included elsewhere in the document have been included in reliance upon the report of Herbein + Company, Inc., independent certified public accountants, given upon the authority of such firm as experts in accounting and auditing matters.

LEGAL MATTERS

Certain legal matters have been passed upon for Greenbriar Founders, L.L.C. by Stevens & Lee, P.C., Reading, Pennsylvania.

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

Index to Compiled Financial Statements

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Members
Greenbriar Founders, L.L.C.
d/b/a Ledgerock Golf Club
(A Development Stage Company)
Mohnton, Pennsylvania

We have compiled the accompanying balance sheets of Greenbriar Founders, L.L.C., d/b/a Ledgerock Golf Club (A Development Stage Company) as of August 31, 2002 and December 31, 2001, and the related statements of income and members' equity and cash flows for the eight months ended August 31, 2002 and the period June 4, 2001 (Date of Inception) through December 31, 2001, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statement information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Herbein + Company, Inc.

Wyomissing, Pennsylvania
September 20, 2002

HERBEIN+COMPANY, INC.
1075 Berkshire Blvd., Suite 850 Wyomissing, PA 19610 Telephone: 610-374-4566 Facsimile: 610-374-4546
wyomissing@herbein.com

Other Offices: READING POTTSTOWN PITTSBURGH GREENSBURG

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Compiled)
Balance Sheets

	August 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash	$194,028	$ 4,147
PROPERTY AND EQUIPMENT		
Land and Improvements	1,581,527	1,188,369
Buildings	543,704	543,704
Furniture and fixtures	5,689	5,689
Machinery and equipment	16,412	15,312
	2,147,332	1,753,074
Accumulated depreciation	(5,273)	(2,364)
Net Property and Equipment	2,142,059	1,750,710
OTHER ASSETS		
Organization costs	33,083	23,383
Start-up costs	36,532	21,657
Total Other Assets	69,615	45,040
TOTAL ASSETS	$2,405,702	$1,799,897
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Payroll tax withholdings	$ 0	$ 1,398
NOTES PAYABLE	1,510,000	1,100,000
TOTAL LIABILITIES	1,510,000	1,101,398
MEMBERS' EQUITY	895,702	698,499
TOTAL LIABILITIES AND MEMBERS' EQUITY	$2,405,702	$1,799,897

See accountants' report and accompanying notes.

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Compiled)
Statements of Income

	Eight Months Ended August 31, 2002	For the Period June 4, 2001 (Date of Inception) through December 31, 2001
OPERATING EXPENSES		
Salaries	$35,381	$18,900
Advertising	2,588	0
Bank charges	36	0
Cart leases	2,766	0
Depreciation	2,909	2,364
Employee benefits	3,371	2,379
Extermination	286	286
Gasoline and oil	692	1,156
Insurance	4,579	4,215
Payroll taxes	12,228	1,778
Postage	163	0
Real estate taxes	20,511	12,434
Repairs and maintenance	11,776	655
Shop supplies	10,293	0
Telephone	1,126	0
Trash removal	907	0
Utilities	3,151	2,968
Total Expenses	112,763	47,135
OTHER INCOME (EXPENSES)		
Rental Income	3,200	2,400
NET LOSS	$(109,563)	$(44,735)

See accountants' report and accompanying notes.

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Compiled)
Statements of Members' Equity

	Eight Months Ended August 31, 2002	For the Period June 4, 2001 (Date of Inception) through December 31, 2001
MEMBERS' EQUITY AT BEGINNING OF PERIOD	$ 698,499	$ 0
Net Loss	(109,563)	(44,735)
Additional Contributions	306,766	743,234
MEMBERS' EQUITY AT END OF PERIOD	$895,702	$698,499

See accountants' report and accompanying notes.

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Compiled)
Statements of Cash Flows

	Eight Months Ended August 31, 2002	For the Period June 4, 2001 (Date of Inception) through December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	($109,563)	($ 44,735)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	2,909	2,364
Changes in:		
Organization costs	(9,700)	(23,383)
Payroll taxes payable	(1,398)	1,398
Start-up costs	(14,875)	(21,657)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(132,627)	(86,013)
CASH FLOWS FROM INVESTING ACTIVITIES		
Land and improvements	(393,158)	(1,188,369)
Buildings	0	(543,704)
Furniture and fixtures	0	(5,689)
Machinery and equipment	(1,100)	(15,312)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(394,258)	(1,753,074)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of notes payable	410,000	1,100,000
Contributions of capital	306,766	743,234
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	716,766	1,843,234
NET INCREASE IN CASH	189,881	4,147
CASH AT BEGINNING OF PERIOD	4,147	0
CASH AT END OF PERIOD	$194,028	$ 4,147

See accountants' report and accompanying notes.

GREENBRIAR FOUNDERS, L.L.C.
d/b/a LEDGEROCK GOLF CLUB
(A DEVELOPMENT STAGE COMPANY)

(Compiled)
Notes to Financial Statements
August 31, 2002 and December 31, 2001

Greenbriar Founders, L.L.C., a Pennsylvania limited liability company operating under the name of Ledgerock Golf Club, is in the process of developing a golf course and related facilities to own and operate. Income will be generated through annual dues and fees charged to each member, the sale of food and drink, green fees, cart rental fees, merchandise and golf lessons.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Income Statements:
In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim periods have been included.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation of the results for the interim periods have been included.

Property and Equipment:
Property and equipment are stated at cost. Depreciation is determined principally on straight-line and accelerated methods over estimated useful lives of the assets for financial statement purposes and for income tax purposes. Depreciation lives range as follows:

Building and improvements	27 1/2 – 40 years
Furniture and fixtures	7 years
Equipment	7 years

The Company has not depreciated any of their fixed assets, with the exception of residential rental property due to the fact that the entity has yet to begin operations.

Organization and Start-Up Costs:
Organization and start-up costs are being capitalized during the development stage, and will be charged to expense when operations begin.

Income Taxes:
The Company, as an L.L.C., is not subject to federal or state income taxes in the states in which it operates, and thus the Company's taxable income is reported in the federal and state income tax returns of its members.

Advertising:
Advertising costs, which are not direct-response advertising, are charged to operations when incurred. Advertising expense for the eight months ended August 31, 2002 and the period ended December 31, 2001 was $2,588 and $0, respectively.

NOTE B – CASH

At August 31, 2002, the Company had cash balances in excess of the federally insured limit of $100,000 in a deposit account at a local bank.

NOTE C – RELATED PARTY TRANSACTIONS

Notes payable represent borrowings from each of the Founding Members (Founders). The Founders loans will begin to accrue interest on a quarterly basis from the date a total of $3,000,000 in Membership Interests have been sold via a Class C Offering at an annual rate equal to prime rate published in the Wall Street Journal on the first business day of such quarter. Interest payments will not be made until Phase I of the Project has been completed, and then only if approved by the Board of Managers. The Company expects to pay principal and interest of the Founder loans on the earlier of the date on which Phase II of the project has been funded, or March 31, 2006. However, the Company is not obligated to repay principal until December 31, 2011. The total amount of notes payable at August 31, 2002 and December 31, 2001 are $1,510,000 and $1,100,000, respectively.

NOTE D – COMMITMENTS

The Company leases two golf carts under operating-type leases. The terms of the initial lease are for a period of 60 months beginning November 16, 2001 and ending October 16, 2006 with monthly payments of $176. The costs incurred of $426 for this lease for the period ended December 31, 2001 were included in start-up costs.

The second lease is for a period of 60 months beginning April 1, 2002 and ending March 31, 2007 with monthly payments of $155.

Total lease expense for the eight months ended August 31, 2002 and the period December 31, 2001 was $2,766 and $0, respectively, which includes application fees of $581 for both leases.

Future minimum lease payments for the twelve months ended August 31 are as follows:

2003	$3,974
2004	3,974
2005	3,974
2006	3,974
2007	1,438
	$17,334

The Company rents a home located on the property on a month-to-month basis for a monthly amount of $400. Rental income for the eight months ended August 31, 2002 and the period ended December 31, 2001 was $3,200 and $2,400, respectively.

PART III

EXHIBITS

Exhibits	Description
2.1	Certificate of Organization, As Amended
2.2	Amended and Restated Operating Agreement
3.1	Form of Class C Membership Certificate
4.1	Form of Subscription Agreement
7.1	Agreement between Rees Jones, Inc. and Greenbriar Founders Incorporated
7.2	Assignment between Greenbriar Founders Incorporated and Greenbriar Founders, L.L.C.
7.3	Form of Promissory Note by each Founder in favor of Greenbriar Founders, L.L.C.
7.4	Amended and Restated Agreement of Sale
9.1	Form of Escrow Agreement
10.1	Consent of Stevens & Lee, P.C. (included in opinion filed as Exhibit 11.1)
10.2	Consent of Herbein + Company, Inc.
11.1	Opinion of Stevens & Lee, P.C.
12.1	Form of Cover Letter
15.1	Power of Attorney
15.2	Projected Financial Information

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reading, Commonwealth of Pennsylvania, on October 3, 2002.

GREENBRIAR FOUNDERS, L.L.C.
(Issuer)

By:________________________
Harold L. Styer, Jr., Manager, President and Chief Executive Officer

The offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Harold L. Styer, Jr.,
Manager, President and Chief Executive Officer

Dated: October 3, 2002

Andrew Maier II
Andrew Maier, II
Manager, Treasurer and Chief Financial Officer

Dated: October 3, 2002

____
John H. Broadbent
Manager

Dated: October 3, 2002

EXHIBIT 2.1

Microfilm Number 200142-1733

Entity Number 3008579

JUN - 4 2001

Filed with the Department of State on

Kim Pizzingrilli
Secretary of the Commonwealth

CERTIFICATE OF ORGANIZATION-DOMESTIC LIMITED LIABILITY COMPANY

DSCB:15-8913 (Rev 95)

In compliance with the requirements of 15 Pa.C.S. § 8913 (relating to certificate of organization), the undersigned, desiring to organize a limited liability company, hereby state(s) that:

1. The name of the limited liability company is: Greenbriar Founders, L.L.C.

2. The (a) address of this limited liability company's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

(a) 3839 New Holland Road | Mohnton | PA | 19540 | Berks
Number and Street | City | State | Zip | County

(b) c/o: ______
Name of Commercial Registered Office Provider | County

For a limited liability company represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the limited liability company is located for venue and official publication purposes.

3. The name and address, including street and number, if any, of each organizer are:

NAME	ADDRESS
Harold L. Styer, Jr.	2 Chardonnay Circle, Mohnton, PA 19540
John H. Broadbent, Jr.	1 Chestnut Hill Drive, Mohnton, PA 19540
Andrew Maier, II	108 Brookfield Lane, Reading, PA 19607

4. (Strike out if inapplicable): A member's interest in the company is to be evidenced by a certificate of membership interest.

5. (Strike out if inapplicable): Management of the company is vested in a manager or managers.

6. The specified effective date, if any is: upon filing of Certificate of Organization
month day year hour, if any

7. (Strike out if inapplicable): ~~The company is a restricted professional company organized to render the following restricted professional service(s):~~

8. For additional provisions of the certificate, if any, attach an 8 1/2 x 11 sheet.

PA DEPT. OF STATE

JUN 04 2001

· DSCB:15-8913 (Rev 95)-2

200142-1734

IN TESTIMONY WHEREOF, the organizer(s) has (have) signed this Certificate of Organization this ________ day of

(Signature)

(Signature)

Andrew Maier II

(Signature)

2002013-268

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Certificate of Amendment-Domestic

(15 Pa.C.S.)

Entity Number
3008509

___ Limited Partnership (§ 8512)
_x_ Limited Liability Company (§ 8951)

Name RETURN TO CSC
Address
City State Zip Code

Document will be returned to the name and address you enter to the left.
⇐

Fee: $52

Filed in the Department of State on FEB 08 2002

ACTING [signature]

Secretary of the Commonwealth JK

In compliance with the requirements of the applicable provisions (relating to certificate of amendment), the undersigned, desiring to amend its Certificate of Limited Partnership/Organization, hereby certifies that:

1. The name of the limited partnership/limited liability company is:
Greenbriar Founders, L.L.C.

2. The date of filing of the original Certificate of Limited Partnership/Organization:
June 4, 2001

3. *Check, and if appropriate complete, one of the following:*

___ The amendment adopted by the limited partnership/limited liability company, set forth in full, is as follows:

_x_ The amendment adopted by the limited partnership/limited liability company is set forth in full in Exhibit A attached hereto and made a part hereof.

4. *Check, and if appropriate complete, one of the following:*

_x_ The amendment shall be effective upon filing this Certificate of Amendment in the Department of State.

___ The amendment shall be effective on: ________ at ______.
Date Hour

FEB 08 2002

2002013- 269

DSCB:15-8512/8951-2

5. *Check if the amendment restates the Certificate of Limited Partnership/Organization:*

___ The restated Certificate of Limited Partnership/Organization supersedes the original Certificate of Limited Partnership/Organization and all previous amendments thereto.

IN TESTIMONY WHEREOF, the undersigned limited partnership/limited liability company has caused this Certificate of Amendment to be executed this

7 day of February, 2002.

Greenbriar Founders, L.L.C.

Name of Limited Partnership/Limited Liability Company

[signature]

Signature

Harold L. Styer, Jr., Member

Title

2002013-270

EXHIBIT A

Certificate of Amendment for Greenbriar Founders, L.L.C.
Dated: February 7, 2002

Paragraph 8 - Additional provisions:

8a. "The company shall have perpetual existence."

8b. "This certificate of organization and the operating agreement of the Company may be amended in the manner prescribed at the time by statute, and all rights conferred upon members in this certificate of organization or the operating agreement of the Company are granted subject to this reservation."

EXHIBIT 2.2

AMENDED AND RESTATED OPERATING AGREEMENT FOR GREENBRIAR FOUNDERS, L.L.C. A PENNSYLVANIA LIMITED LIABILITY COMPANY

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") is made this 15TH day of September, 2002, by and among the Harold L. Styer, Jr., John H. Broadbent, Jr., and Andrew Maier, II (collectively, the "Initial Members") and each of the persons who become members (collectively, with the Initial Members, the "Members") of Greenbriar Founders, L.L.C., a Pennsylvania limited liability company, referred to in this Agreement as the "Company."

BACKGROUND

A. The Initial Members entered into an operating agreement dated March 15, 2002, with respect to the Company.

B. The Initial Members desire to amend certain aspects of such operating agreement, and to restate their agreement with respect to the Company as follows.

ARTICLE 1
FORMATION AND PURPOSE

1.1 Name and Formation. The name of the Company shall be "Greenbriar Founders, L.L.C.," also operating under the name "Ledgerock Golf Club" or such other name as the "Managers" of the Company, as hereafter defined in Paragraph 2.1, shall from time to time select. The Company is a limited liability company formed pursuant to the provisions of the Pennsylvania Limited Liability Company Act (the "Act").

1.2 Purpose and Powers. The primary purpose of the Company is to create, develop, own, and operate a golf course and related facilities (the "Golf Club"), as well as to engage in any other lawful act or activity for which a limited liability company may be formed under the Act. The Company shall have the power and is authorized to do any and all acts and things necessary, appropriate, advisable and/or convenient for the furtherance and accomplishment of the purposes of the Company.

1.3 Principal Place of Business. The principal place of business of the Company shall be at 56 Ledgerock Road, Mohnton, PA 19540, or such other place as the Managers from time to time designate in writing. The Company may maintain such other offices at such other places as the Managers deem advisable.

1.4 Registered Office. The registered office of the Company, required by the Act to be maintained in the Commonwealth of Pennsylvania, is 56 Ledgerock Road, Mohnton, PA 19540. The registered office may be changed from time to time by an action of the Managers and by filing the prescribed form with the Pennsylvania Secretary of State.

ARTICLE 2
MANAGEMENT

2.1 The Managers. The Company shall be manager managed. The "Managers" of the Company shall be those Members (as defined in Paragraph 4.1) constituting the Company's Board of Managers (the "Board"). Except during the period prior to the first annual meeting of the Members of the Company, the Board shall consist of not less than five (5), nor more than nine (9) Managers, as determined from time to time by the Managers. The Board shall always have a minimum of three (3) Class A Members who are elected by the Class A Members voting as a separate class and a minimum of two (2) Class B Members who are elected by the Class B Members voting as a separate class. The method for electing the balance of the Managers shall be determined by the then-current Managers at the time that such positions are authorized; provided, however, that no entity and no person other than a Member is eligible to serve as a Manager.

2.2 Management and Control. Subject to the voting and consent rights of the Members expressly provided herein, the management and control of the Company and of its business and the power to act for and bind the Company shall be vested exclusively in, and all matters and questions of policy and management shall be decided solely by the Board, subject to the authority of the Board to delegate powers and duties as set forth herein. Determinations to be made by the Managers in connection with conduct of the business of the Company shall be made in the manner provided herein. The Board shall have all the rights and powers generally necessary or convenient in connection with the management and operation of the Company and of the business of the Company.

2.3 No Management by Members. Except for the voting rights expressly reserved herein and by the Act for the Members, the Members who are not Managers (and then only in their role as a Manager) shall not be entitled to participate in the management of the affairs of the Company.

2.4 The Initial Managers. Prior to the organizational meeting of the Members, to be held not later than three (3) months following the sale of at least eight (8) Class B Membership Interests, the Board shall consist of the following Class A Members who shall be the sole Managers of the Company: Harold L. Styer, Jr.; John H. Broadbent, Jr.; and Andrew Maier, II. Each of the Class A Members hereby agree to cast their votes for the election of Managers at such time such that Harold L. Styer, Jr., John H. Broadbent and Andrew Maier, II shall serve as "Managers" for five, four and three consecutive terms immediately following the first annual meeting of the Members, respectively. At such organizational meeting of the Members, the Class B Members shall elect two (2) Class B Members to serve as Managers for a one (1) year term. The Class B Members hereby agree to cast their votes for such Managers such that both Managers are elected for a second consecutive term and at least one of such Managers is elected for a third consecutive term.

2.5 Election and Term of Office of Managers. The first annual meeting of the Members shall be held within eighteen months of the date of this Agreement. Thereafter, an annual meeting of the Members shall be held within six (6) months after the end of each fiscal year. It shall be held for the purpose of electing Managers to fill expired terms as well as for addressing general information and concerns of all Members, including all committee activities and a financial overview. All Managers shall serve for a one (1) year term unless such Manager resigns, is dismissed with or without cause or dies. The Board shall make appointments as necessary to fill any unexpired term resulting from the resignation, dismissal or death of a Manager.

2.6 Term Limits of Managers. No Class B Member or Class C Member, if any, shall serve as a Manager for more than three (3) consecutive terms. Class B Members and Class C Members, if any, shall be eligible for reelection as a Manager after the expiration of one (1) year from the termination of his last term of service. There are no restrictions for Class A Members serving as Managers.

2.7 Managers' Rights and Powers. The Managers shall possess all rights and powers generally conferred by the Act and all rights and powers that are necessary, advisable, or consistent with the Act and with the provisions of this Agreement.

2.8 No Compensation. The Managers shall receive no compensation from the Company for serving as a Manager pursuant to this Agreement. The Company will reimburse Managers for reasonable expenses incurred in connection with such services.

2.9 Good Faith Requirement. The Managers shall manage, or cause to be managed, the affairs of the Company in a prudent and businesslike manner and shall devote such time to the Company affairs as they shall, in good faith, determine is reasonably necessary for the conduct of the affairs of the Company. However, it is expressly understood and agreed that the Managers shall not be required to devote their entire time or attention to the business of the Company.

2.10 Meetings and Votes. The Managers shall conduct meetings of the Board from time to time, upon written notice from any Manager requesting such meeting, which notice shall be delivered to the other Managers no later than five (5) business days prior to the date of the meeting as set forth in the notice. Meetings of the Board shall be held at the principal place of business of the Company or at such other place as the Managers may designate from time to time. A majority of the Managers shall constitute a quorum, and the consent of a majority of the Managers present at a meeting of the Board shall be deemed to be the action of the Board. Each Member of the Board is entitled to one (1) vote on each issue requiring a vote of the Board.

2.11 Action by Written Consent Without a Meeting. Any action that may be taken at any meeting of the Board may be taken without a meeting and without prior notice if a consent in writing setting forth the action so taken is signed by such Managers as would have been required to take such action at a meeting of the Board under the terms of this Agreement. Any such written consent may be executed and given by telecopy or similar electronic means. Such consents shall be filed with the Company and shall be maintained in the Company's records.

2.12 Resignation or Termination of Managers. A Manager may resign as a Manager by written notice to the Company. Such resignation shall take effect on the date of the receipt of such notice or at any later time as specified in such notice, and unless specified otherwise in such notice, the acceptance of any resignation shall not be necessary to make it effective. Each Class of Members, by affirmative vote of 65% of such Members entitled to vote, may remove any Manager elected by such class with or without just cause. Resignation or termination as a Manager shall not affect the Member's status as a Member of the Company. A Manager shall be deemed to have resigned as a Manager upon the termination or transfer of his Membership in the Company.

2.13 Rules and Regulations. The Board will make and enforce the Rules and Regulations for the Golf Club. The Rules and Regulations may be revised from time to time as necessary at the discretion of the Managers.

2.14 Committees. By resolution, the Managers may designate one or more ad hoc or standing committees that may exercise the authority of the Managers delegated to such committee in such resolution, and may designate one or more Managers to serve as members of any committee.

ARTICLE 3
OFFICERS

3.1 General Power and Authority. The Members acknowledge that the business and affairs of the Company shall be controlled by the Managers. The daily operation of the business of the Company may be delegated at the option of the Managers, to officers elected by majority vote of the Managers. Officers shall include a President, Secretary and Treasurer, each of whom shall be elected from among the Managers. The Managers, in their discretion may also elect one or more Vice-Presidents. The Secretary and the Treasurer may be the same person. Only Members serving as Managers may serve as officers.

3.2 Initial Officers. Harold L. Styer, Jr. shall be the initial President of the Company and shall serve in such position for a term ending on the date of the fifth annual meeting of the Members, and Andrew Maier, II, shall be the initial Secretary/Treasurer to serve for a term ending on the date of the third annual meeting of the Members.

3.3 Resignation or Termination of Officers. Any officer may resign at any time by written notice to the Board. Any resignation shall take effect at the date of the receipt of such notice or at any later time specified in such notice, and unless otherwise specified in such notice, the acceptance of any resignation shall not be necessary to make it effective. The Managers may dismiss any officer, with or without cause, by a majority vote. Resignation or termination as an officer does not affect such person's status as a Manager.

3.4 Vacancies in Offices. Pending election pursuant to Paragraph 3.1, the President may fill by appointment any vacancy in any office occurring for any reason.

3.5 Powers. Each of the officers shall have such powers and duties of management usually vested in the office of the respective officer of a corporation, and shall have such other powers and duties as may be prescribed from time to time by the Managers.

ARTICLE 4
MEMBERS

4.1 Classes and Numbers of Members. This Agreement establishes a maximum of three hundred (300) Membership Interests. All persons holding a Membership Interest (the "Members") shall automatically hold a Membership in the Golf Club and be entitled to golfing and related privileges at the Golf Club. Persons who purchase newly issued Membership Interests from the Company (as opposed to transfers from other Members) shall become Members hereunder and members in the Golf Club on the first day of the first month immediately following such purchase. The following classes of Membership Interests, Members and numbers of each class are hereby established by this Agreement as follows:

(a) Class A: The Company is authorized to sell a maximum of three (3) Membership Interests designated as "Class A Membership Interests," and each such person purchasing such interest and their permitted transferees shall be designated as a "Class A Member." An original Class A Member is entitled to a lifetime family Class A Membership in the Golf Club, which includes an exemption from all annual fees, green fees, cart rental fees, and monthly food minimum fees for such Member, and his/her spouse and dependent children up to and including the age of 21 years; provided, however, if such Class A Membership is Transferred (as defined hereinafter), the foregoing exemptions shall expire on the 10th anniversary of the opening of the Golf Club with respect to the transferee. Each Class A Member shall receive one (1) transferable Class C Membership Interest which cannot be activated or sold until the Company has sold two hundred thirty (230) Membership Interests in the aggregate.

(b) Class B: The Company is authorized to sell a maximum of fifteen (15) Membership Interests designated as "Class B Membership Interests," and each such person purchasing such interest and their permitted transferees shall be designated as a "Class B Member." A Class B Member is entitled to a Class B Membership in the Golf Club which includes an exemption from individual and spouse annual membership fees for the first ten (10) years that the club is operational.

(c) Class C: Subject to a total of 300 Membership Interests, the Company is authorized to sell a maximum of two hundred and eighty-nine (289) Membership Interests designated as "Class C Membership Interests," and each such person purchasing such interest and their permitted transferees shall be designated as a "Class C Member."

4.2 Membership Capital Contributions. Each Class A Member shall make an initial Capital Contribution (described in Article 6) in the amount of $250,000 to the Company. Each Class B Member shall make as initial Capital Contribution in the amount of $75,000 to the Company. Each Class C Member shall make a initial Capital Contribution in an amount determined by the Board at the time such interests are offered for sale.

4.3 New Members. A person may become a Member of the Company if approved by vote of a majority of the Managers, provided that the person makes a Capital Contribution to the Company in an amount specified in Paragraph 4.2. Such Capital Contribution constitutes the purchase of a Membership Interest in the Company as described in Paragraph 7.4.

4.4 Rights of Members. Each Member shall have such rights and privileges of Membership as determined by the Managers from time to time, but which shall always be consistent with the Company's offering memorandum under which such Member purchases his/her Membership Interest. All Membership privileges will be subject to this Agreement, including, but not limited to, compliance with the Golf Club Rules and Regulations.

4.5 Vote Rights of the Members. In matters which affect only one class of Members, each Member within the affected class shall be entitled to one vote on each issue. Class A and Class B Members will vote within their respective classes for Managers to serve on the Board as described in Paragraph 2.1. In matters affecting all classes, each Class A Member shall be entitled to ten (10) votes, each Class B Member shall be entitled to three (3) votes, and each Class C Member shall be entitled to one (1) vote. No Member shall have the right to split or cumulate his/her votes All Members shall have the right to vote on the following matters:

(a) any change in the maximum number of Members or any changes in the Classes of Members;
(b) any Capital Call as defined in Paragraph 6.3
(c) any transaction involving any potential conflict of interest;
(d) the transfer or disposition of all or substantially all of the Company assets outside the ordinary course of business;
(e) any transaction involving the sale or merger or consolidation of the Company with or into any other entity; and
(f) the dissolution or termination of the Company.

4.6 Liability of Members or Managers to Third Parties. A Member or Manager shall not be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court, except to the extent that the Company is liable as a direct result of an action beyond the scope of authority or the misconduct of a Member or Manager.

AMENDED AND RESTATED OPERATING AGREEMENT
FOR GREENBRIAR FOUNDERS, L.L.C.
A PENNSYLVANIA LIMITED LIABILITY COMPANY

ARTICLE 5
MEETINGS OF THE MEMBERS

5.1 Notice of Meetings. For any meeting at which a matter is to be voted on by the Members or a class of Members, the Company must give to each Member, or each Member of the affected class, as applicable, notice of the time, place and purpose of the meeting. Written notice of such shall be delivered personally to each Member or sent to each Member by U.S. mail or facsimile machine at the Member's address as shown on the records of the Company. For a mailed notice, the notice must be deposited in the U.S. mail at least five (5) days prior to the time the meeting is scheduled to be held. Other types of notice must be sent or delivered at least two (2) days prior to the time the meeting is scheduled to be held.

5.2 Record Date. Only persons whose names are listed as Members in the official records of the Company ten (10) days before any meeting of the Members shall be entitled to notice of or to vote at that meeting.

5.3 Quorum. At all meetings of the Members, or any class thereof, fifty-one per cent (51%) of the total votes that can be cast by all Members in the official records shall be necessary and sufficient to constitute a quorum for the transaction of business. Unless other required by the Act or hereunder, the consent of a majority of the total votes represented by the Members present at a meeting (whether in person or by proxy) shall be deemed to be the action of the Members.

5.4 Vote by Proxy. Members may vote either in person or by proxy. Proxies must be executed in writing. A telegram, telex, cablegram, or similar transmission by the Member, or a photographic, photostatic, facsimile, or similar reproduction of a writing executed by a Member is deemed an execution in writing for the purposes of this provision. All proxies shall be included in determining the presence of a quorum.

ARTICLE 6
CAPITAL MATTERS

6.1 Initial Capital Contributions. The equity contribution (the "Capital Contribution") required of each Class of Member is specified in Paragraphs 4.2 and 6.3. Such Capital Contributions by the Members shall be paid within the time designated by the Board in applicable subscription agreement for such Membership Interest.

6.2 Capital Accounts. A "Capital Account" shall be established for each Member in the amount of such Member's Capital Contribution. The Capital Account of a Member shall be increased by the amount of income or gain allocated to such Member pursuant to this Agreement and shall be decreased by the amount of loss, deduction, or non-deductible expenditure allocated to such Member pursuant to this Agreement. For any Members who has not been a Member of the Company for an entire fiscal year, the amount of income, gain, loss, deduction, or non-deductible expense allocated to such Member shall be prorated based on the number of days during such fiscal year that such person is a Member. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Treas. Reg. § 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

6.3 Capital Calls. Any additional Capital Contribution to the Company shall require the affirmative vote of seventy-five percent (75%) of the total votes that can be cast by all Members. The failure of any Member to pay the Capital Contribution by the prescribed deadline shall constitute grounds for disciplinary action by the Company, which may include suspension from the Golf Club. The Company is hereby authorized place a lien against the Membership Interest of any Member who fails to make any additional Capital Contribution which has been authorized by the Members.

6.4 Loans. Upon the vote of a majority of the Managers, a Class A Member may make a loan to the Company. Such loan shall be upon such terms and conditions as the Board and such Member shall agree, but such Member shall be entitled to interest at no less than the then prevailing prime rate of interest and shall be entitled to receive collateral for any loan made.

6.5 Dues and Fees. The Golf Club's annual membership dues will coincide with the fiscal year of the Company which will constitute the twelve (12) month period commencing on January 1st and ending on December 31st. Each year the Board will determine the amount of annual dues to be paid by each Member, spouse and dependent. Each year the Board will also determine the green fees, cart fees, and monthly food minimum. In order to remain in good standing, each Member shall pay all dues, fees, and charges within the prescribed time period as established by the Board. Failure to do so shall constitute grounds for forfeiture of Membership privileges in the Golf Club.

ARTICLE 7
ALLOCATION OF PROFITS AND LOSSES

7.1 Net Profits and Losses. The "Net Profits and Losses" of the Company shall be the net profits and losses of the Company for Federal income tax purposes as shown on the returns filed by the Company with the Internal Revenue Service.

7.2 Allocation of Tax Items. The Net Profits and Losses, including each item of income, gain, loss, deduction or credit entering into the computation thereof shall be allocated to the Members each year in proportion to the value of such Member's Capital Account at the end of such fiscal year.

7.3 Tax Liability Distributions; Priority Returns to Class A and Class B Members. Except as set forth in Paragraph 9.1 hereof, the Board shall have complete discretion regarding whether to distribute cash to the Members; provided, however, that, to the extent that cash is distributed to the Members, such distributions shall be in the following amounts and priorities with respect to each fiscal year of the Company:

(a) Tax Liability Distributions. First, to each of the Members in proportion to the value of their Capital Accounts (determined as of the last day in the applicable period) in an amount sufficient to enable such Members to pay all federal and Pennsylvania income taxes on their share of the Company's items of income, gain, loss, deduction and credit for such period, if any, assuming Members are subject to tax at the highest federal and Pennsylvania income tax rate;

(b) Priority Return to Class A and Class B Members. Second, to each of the Class A and Class B Members in an amount such that each Class A Member will receive 3.5 times the amount of distribution as each of the Class B Members. Each of Class A Members shall receive the same amount of distribution, and each of the Class B Members shall receive the same amount of distribution. No distributions, other than the tax liability distributions described in Subparagraph (a) above, shall be made to any Class C Member unless and until each Class A Member has received a priority return of $175,000.00 in the aggregate, and each Class B Member has received a priority return of $50,000.00 in the aggregate pursuant to this Subparagraph (b). At such time as the Class A and Class B Members have received all of their respective priority returns, the priority returns shall be discontinued; and

(c) Allocation Per Capital Accounts. Finally, at such time as the Class A Members have received priority distributions equal to $175,000.00 in the aggregate and the Class B Members have received priority distributions equal to $50,000.00 in the aggregate, to each of the Class A Members, the Class B Members and the Class C Members in proportion to the value of their Capital Accounts (determined as of the last day in the applicable period after taking account of the distributions make pursuant to Subparagraphs (a) and (b) above.

7.4 Membership Interests. Each Member's Capital Account balance, together with such Member's privileges as a Member of the Company shall constitute such Member's "Membership Interest".

7.5 Allocations to Reflect Transfers of Interest. Upon the Transfer (as hereinafter defined) of all or any part of the Membership Interest of a Member as herein provided, the Net Profits and Losses attributable to the Membership Interest so transferred shall be allocated between the transferor and transferee as of the effective date of Transfer, and such allocation shall be based upon the number of days during the applicable fiscal year of the Company that the Membership Interest so transferred was held by each of them, without regard to the results of Company activities during the period in which each was the holder; provided, however, that Net Profit on Sale and Net Loss on Sale attributable to asset sales or other capital events shall be allocated in accordance with the Interests in the Company as held on the date of the asset sale or other capital event giving rise to such Net Profit on Sale or Net Loss on Sale. Cash distributions shall be made to the holder of record of the Membership Interest on the date of distribution.

7.6 Incorporation of Treasury Regulations. The allocation and capital account maintenance provisions of Treasury Regulations under Section 704 of the Code are hereby incorporated by reference, including a "qualified income offset" within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(d), the rules regarding allocation of "partner nonrecourse deductions" under Treas. Reg. Section 1.704-2(i)(1), "minimum gain chargeback" under Treas. Reg. Section 1.704-2(f) and "partner nonrecourse debt minimum gain chargeback" under Treas. Reg. Section 1.704-2(i)(4), and the limitation on allocation of losses to any Member that would cause a deficit capital account in excess of such Member's capital contribution obligations and share of minimum gain and partner nonrecourse debt minimum gain under Treas. Reg. Section 1.704-1(b)(2)(ii)(d) as modified by Treas. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5).

ARTICLE 8
TRANSFER OF MEMBERSHIP INTERESTS

8.1 Restrictions on Transfers of Membership Interests. No Member shall, in any manner, convey, sell, transfer, pledge, bequeath, donate, assign, encumber or otherwise dispose of, whether voluntarily or involuntarily, including, but not limited to, pursuant to judicial order, legal process, execution, attachment or otherwise (each a "Transfer") any Membership Interest which he now owns or hereafter acquires, except as expressly set forth in this Agreement. Any attempted Transfer of any Membership Interest, or any interest or right therein, made in violation of this Agreement shall be null and void. The transferee of such Membership Interest shall not be entitled to have such Membership Interest transferred upon the books of the Company and no person shall be entitled to receive distributions thereon until such Transfer is rescinded. Notwithstanding anything to the contrary herein, no Member shall be permitted to (a) Transfer a Membership Interest until the Company has 230 Members, except in the event of death, in which case the Transfer must be to an immediate heir or to the Company; or (b) Transfer less than all of his/her entire Membership Interest.

8.2 Transfers to Family. Any Member may Transfer, at any price, either inter vivos or by will or intestacy, his Membership Interest (a) to his or her spouse or issue, (b) to any bona fide trust or trusts solely for the benefit of his or her spouse or issue, or for spouses of his or her issue, or (c) to any limited partnership the sole general partner of which is the Member and which has no partners or members other than the Member, his or her spouse or issue, and/or spouses of his or her issue; provided, however, any transferee pursuant to this Paragraph 8.2 shall, prior to the Transfer of any Membership Interest to such transferee, agree in writing to, and shall, be bound by and to all of the provisions of this Agreement.

8.3 Transfers to the Company. At the discretion of the Company, a Member may Transfer all or any part of his Membership Interest to the Company at such price and on such terms and conditions as the Company and the Member may agree.

8.4 Transfers to Members. A Member may Transfer his Membership Interest at any time, either inter vivos or by will or intestacy, without the approval of the remaining Members to another Member, provided that such Membership Interest shall continue to be subject to all of the provisions of this Agreement.

8.5 Transfers with Consent. A Member may Transfer his Membership Interest to any party provides that such Member shall have received the prior written consent of the Company which the Company may withhold in its sole discretion and provided further that such Transfer is in accordance with the provisions of theis Agreement.

8.6 Transfers by Market Sale. The Company shall maintain an orderly system for the resale of Membership Interests through the Board of Managers. After the Company has sold two hundred thirty (230) Membership Interests, any class of Membership Interest to be resold (including the transferable Class C Membership Interest received by each Class A Member) shall be placed on one of three (3) lists (one list for each of the Class A, Class B and Class C Membership Interests) and sold in the order (within a given class) presented for resale. Any Member who desires to sell his/her Membership Interest must submit a written intention of resale to the Company sixty (60) days prior to being entered on the list. After the Company has sold two hundred thirty (230) Membership Interests in the aggregate, the Company will consent to the resale of Membership Interests; provided, however, that the Company shall only be obligated to consent to the resale of one (1) a Class C Membership Interest from the Class C resale list for each four (4) new Class C Membership Interests issued by the

Company until such time as the Company has reached the maximum number of Members. Thereafter, Members may resell their Class C Membership Interests in the order that such Membership Interest has been presented for resale on the Class C resale list. Absent manifest error, the Company's decision with respect to the order of resale will be determinative. Notwithstanding the foregoing, the Company may withhold its consent to the resale of any Membership Interest at any time in its reasonable discretion.

8.7 Transfer Fee. Except for the transfer fee, the Transferor shall receive the entire proceeds from the resale of the Membership Interest. Class C Members shall be required to pay the Company a transfer fee of twenty per cent (20%) of the selling price of the Membership Interest. Class A and Class B Members shall be exempt from the transfer fee.

8.8 Purchase Right of Company Upon Certain Events. In the event of (i) a Member's death or bankruptcy, or (ii) an involuntary Transfer of any Membership Interest which is or is held to be legally enforceable, then the Company shall have the right, but not the obligation, to repurchase such Membership Interest at its Appraised Value (as defined in Paragraph 8.9), in which event the Member, or estate of the deceased Member, or other transferee in such involuntary Transfer, as the case may be, shall sell the same to the Company. Any decision to purchase such Membership Interest under the terms of this Paragraph 8.8 shall be made by the Managers and shall be made within 90 days after (i) the applicable Member or other person's death or bankruptcy, or (ii) the receipt of notice by the Members of the involuntary Transfer. Closing on such repurchase shall occur within twelve (12) months from the date of such death or bankruptcy.

8.9 Appraised Value. In the event that this Agreement requires that an "Appraised Value" be determined, the Managers shall value the Membership Interest as follows: If the value of the Membership Interest is not agreed upon by the Managers and the affected Member, or the Member's designated representative, within twenty (20) days from the delivery of the notice of the election to repurchase, the Appraised Value shall be determined by two appraisers selected by the Managers. Barring manifest error, the decision of the two appraisers regarding the Appraised Value shall be determinative.

8.10 Buyer's Waiting List. The Company shall maintain a "Buyer's Waiting List" of individuals who have been approved for Membership and who have paid a fee (as determined from time to time by the Board) which shall be applied to the purchase price of each such individual's Membership Interest.

8.11 Certificates For Membership Interests; Legend. All Membership Interests shall be represented by certificates duly signed by the President and Secretary of the Company. Such certificates whether now outstanding or hereafter issued by the Company shall be marked with legend reading substantially as follows for so long as the owner or the Membership Interests are subject to any provision of this Agreement:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws. These securities may not be offered for sale, sold or transferred, in the absence of an effective registration statement under such Act and any applicable state securities laws or an opinion of counsel satisfactory to the Company of the availability of an exemption from registration thereunder. The transfer of these securities is further restricted pursuant to the Company's Operating Agreement, a copy of which is available at the Company's offices."

ARTICLE 9
DISSOLUTION AND TERMINATION

9.1 Termination of the Company. The Company may be terminated and dissolved by the affirmative vote of a majority of the Managers followed by the affirmative vote of a majority of the total votes that can be cast by the Members. Upon termination of the Company as herein provided, a full and general accounting shall be taken of the Company's business, and the affairs of the Company shall be brought to completion. Any net profits or net losses earned or incurred since the previous accounting shall be allocated among the Members. The Managers shall complete and liquidate the Company by selling the Company's assets and distributing the net proceeds therefrom, in cash, after the payment of all Company liabilities (including expenses and fees incurred in connection with the sale of assets and liquidation), to the Members in proportion to the positive balances in their respective Capital Accounts.

9.2 Continuing Governance. In the event of the dissolution of the Company, the business affairs of the Company shall continue to be governed by the terms of this Agreement during the completion of the Company's business and affairs.

ARTICLE 10
AMENDMENTS

10.1 Amendments. This Agreement may be amended from time to time by an affirmative vote of at least 75% of the Managers and without the consent of the Members; except that any amendment that directly and adversely affects the rights of any class of Members shall not be effective without the approval of the affected class of Members in accordance with Paragraph 4.5 hereof.

ARTICLE 11
INDEMNIFICATION AND LIABILITY

11.1 Indemnification, Reimbursement, and Liability of Managers. To the fullest extent permitted by applicable law, the Company shall indemnify and hold harmless each Manager against any claim, liability or expense (including attorney's fees) incurred by such Manager for any act or omission in the capacity as a Manager or otherwise related to the business of the Company, other than liabilities arising out of willful misconduct or recklessness. The foregoing indemnification right shall include the right to receive advances from the Company on account of expenses (including attorney's fees) incurred by such Manager in defending any claim to which the Manager is entitled to indemnification.

11.2 Liability of Members. Members shall not be liable for any debts nor shall they be bound by any obligations of the Company in excess of their initial Capital Contributions plus any additional Capital Contributions, except in circumstances where the Member is deemed to have participated in the control of the Company's business, and then, only as may be applicable under the provisions of Paragraph 4.6.

ARTICLE 12
GENERAL MATTERS

12.1 Checks, Drafts, Evidence of Indebtedness. All checks, drafts, or other orders for payment of money, notes or other evidence of indebtedness issued in the name of or payable to the Company shall be signed or endorsed in such manner and by such person or persons as shall be designated from time to time by the Managers.

12.2 Contracts and Instruments: How Executed. The Managers, except as otherwise provided in this Agreement, may authorize any officer or officers, agents or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Company, and this authority may be general or confined to specific instances; and unless so authorized or ratified by the Managers or within the agency power of an officer, no officer, agent, or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

12.3 Certificates. The Managers shall any time authorize the issuance of certificates representing a Membership Interest in such form as the Managers shall prescribe from time to time. All certificates shall be signed in the name of the Company by the President and the Treasurer of the Company, certifying the Membership Interest owned by the Member on the date the certificate is issued.

AMENDED AND RESTATED OPERATING AGREEMENT FOR GREENBRIAR FOUNDERS, L.L.C. A PENNSYLVANIA LIMITED LIABILITY COMPANY

ARTICLE 13
RECORDS AND REPORTS

13.1 Fiscal Year. The fiscal year of the Company shall begin on the first day of January and end on the last day of December of each year, unless otherwise determined by resolution of the Managers.

13.2 Maintenance and Inspection of Membership Listing. The Company shall maintain at its principal place of business or registered office a current listing of its Members, giving the names and addresses of all Members and the amount and percentage of the capital contributed to the Company relative to the total capital contribution made by all Members. Subject to such reasonable standards (including standards governing what information and documents are to be furnished and at whose expense) as the Managers may establish from time to time, each Member has the right to obtain from the Company, from time to time, upon reasonable demand for any purpose reasonably related to the Membership Interest as a Member of the Company, a list of the then current Company Members.

13.3 Maintenance and Inspection of Agreement. The Company shall keep at its principal place of business or registered office the original or a copy of this Agreement, as amended from time to time as provided by this Agreement, which shall be open to inspection by the Members at all reasonable times during office hours.

13.4 Maintenance and Inspection of Other Records. The accounting books, records, and minutes of proceedings of the Managers and of the Members and all other information pertaining to the Company that is required to be made available to the Members under the Act shall be kept at such place or places designated by the Managers or in the absence of such designation, at the principal place of business of the Company. The minutes shall be kept in written form and the accounting books and records and other information shall be kept either in written form or in any other form capable of being converted into written form. Notwithstanding the provisions of Paragraph 7.1, the books of the accounts and records of the Company shall be maintained in accordance with generally accepted accounting principles consistently applied during the term of the Company, wherein all transactions and matters relating to the business and properties of the Company shall be currently entered. Subject to such reasonable standards (including standards governing what information and documents are to be furnished and at whose expense) as the Managers may establish from time to time, minutes, accounting books and records and other information shall be open to inspection upon the written demand of Members. Subject to the foregoing and to the Act, no Member shall have the right to inspect the books and records of the Company for any other purpose.

13.5 Annual Statements for Members. The Company shall furnish to each Member on a timely basis an annual statement which shall include all information necessary for the filing of such Member's income tax returns.

ARTICLE 14
MISCELLANEOUS

14.1 Governing Law. This Agreement shall be governed by and interpreted under the substantive laws of the Commonwealth of Pennsylvania, without regard to its laws regarding conflict of laws.

14.2 Entire Agreement. This Agreement represents the entire agreement between the parties in respect of its subject matter and supersedes all prior agreements, and shall, except as otherwise expressly provided to the contrary, benefit and bind the personal representatives and assigns of the Members.

14.3 Headings. The descriptive headings herein are inserted for convenience only and do not constitute part of this Agreement.

14.4 Further Assurances. The Members agree that they shall execute such further instruments as may be necessary or appropriate to carry out the terms of this Agreement and the actions contemplated thereby.

14.5 Execution in counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. If executed in multiple counterparts, this Agreement shall become binding when any counterpart or counterparts, individually or taken together, bear the signatures of all of the Initial Members.

14.6 Binding Effect. The covenants and agreements herein contained shall extend to and be binding upon all Members hereto and their respective heirs, executors, administrators, successors and assigns. Additional Members shall become parties to this Agreement by execution of a joinder to this Agreement.

14.7 Proceedings Against the Company. In the event any Member brings a suit or similar proceeding against the Company for any claim, and fails to obtain a judgment therein against the Company, then such Member shall be liable to the Company for all costs and expenses incurred by the Company in the defense of such suit or other proceeding, including without limit reasonable attorneys' fees and fees paid in connection with appellate proceedings.

IN WITNESS WHEREOF, and intending to be legally bound, the parties have executed this Limited Liability Company Agreement as of the day and date first above written.

INITIAL MEMBERS:

Harold L. Styer, Jr.

John H. Broadbent, Jr.

Andrew Maier, II

EXHIBIT 3.1

See Legend on reverse side.

CERTIFICATE NO.



GREENBRIAR FOUNDERS, L.L.C.

FORMED UNDER THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA

CLASS C MEMBERSHIP INTEREST

THIS CERTIFIES THAT ______________________ *is the owner of*

CLASS C MEMBERSHIP INTEREST in **GREENBRIAR FOUNDERS, L.L.C.**

transferable only on the books of the Limited Liability Company by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

IN WITNESS WHEREOF, the said Limited Liability Company has caused this Certificate to be executed on its behalf by its duly authorized manger(s), member(s), officers, or agents this __________ *day of* __________ *A.D. 20* ____.

______________________ ______________________

M. BURR KEIM, PHILA.

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws. These securities may not be offered for sale, sold or transferred, in the absence of an effective registration statement under such Act and any applicable state securities laws or an opinion of counsel satisfactory to the Company of the availability of an exemption from registration thereunder. The transfer of these securities is further restricted pursuant to the Company's Operating Agreement, a copy of which is available at the Company's officers.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM -as tenants in common
TEN ENT -as tenants by the entireties
JT TEN -as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT-............ Custodian............
(Cust) (Minor)
under Uniform Gifts to Minors
Act..
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received,______ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

____

of the Interest represented by the within Certificate, and do hereby irrevocably constitute and appoint________________________

____ his Attorney-In-Fact to transfer the Interest on the books of the within named Limited Liability Company with full power of substitution.

Dated:______________________ , ________ .

In presence of

____

____

NOTICE: The signature of this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alternation or enlargement, or any change whatever.

EXHIBIT 4.1

GREENBRIAR FOUNDERS, L.L.C.

CLASS C MEMBERSHIP INTERESTS SUBSCRIPTION AGREEMENT

Greenbriar Founders, L.L.C.
56 Ledgerock Road
Mohnton, PA 19540

Ladies and Gentlemen:

The undersigned purchaser (the "Purchaser") hereby subscribes for and agrees to purchase a Class C Membership Interest (a "Membership Interest") in Greenbriar Founders, L.L.C. (the "Company") at the purchase price (which ranges from $28,000 to $40,000 per Membership Interest) determined in accordance with the Company's Offering Circular (the "Purchase Price").

Upon the Company's acceptance of this Subscription Agreement or upon such terms as determined by the Company, the Purchaser shall pay the Purchase Price to the Company by check or money order, made payable to "Greenbriar Founders, L.L.C.," and the Company shall deliver countersigned copies of this Subscription Agreement and the Signature Page and Joinder to the Company's Operating Agreement. In the event that the Company fails to raise at least $3,000,000 through this offering of Membership Interests, the Company shall refund the Purchase Price or such portion thereof, as applicable, with interest, to Purchaser.

All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Company's Offering Circular dated October 1, 2002 (the "Offering Circular").

1. Company Representations. The Company hereby represents and warrants to the Purchaser that: (i) the Company is a duly organized and validly existing limited liability company in good standing under the laws of the Commonwealth of Pennsylvania; (ii) the sale of the Membership Interest as contemplated hereby has been duly and validly authorized by all necessary company action; and (iii) the Membership Interest has been duly authorized, and when issued and sold to the Purchaser in accordance herewith, will be duly and validly issued, fully paid and non-assessable, free and clear of all liens, mortgages, pledges, security interests and other encumbrances except as set forth herein.

2. Purchaser Representations. The Purchaser hereby represents and warrants to the Company as follows:

(a) It is the Purchaser's present intention to acquire the Membership Interest for the Purchaser's own account (and Purchaser will be the sole beneficial owner thereof) and that the Membership Interest is being and will be acquired by Purchaser for the purpose of investment and not with a view to distribution or resale thereof except pursuant to registration under the Securities Act of 1933, as amended (the "Securities Act"), and any applicable state laws or exemption therefrom.

(b) The Purchaser understands that the Membership Interest has not been registered under the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and therefore is subject to substantial restrictions on transferability. The Membership Interest has been registered under the Pennsylvania Securities Act of 1972, as amended. The Purchaser understands that the Membership Interest must be held indefinitely unless it is registered under the Securities Act and applicable state securities laws or an exemption from registration is available, such as pursuant to the provisions of Rule 144. The certificate evidencing the Membership Interest, whether upon initial issuance or upon any transfer thereof, shall bear a legend, prominently stamped or printed thereon, reading substantially as follows:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws. These securities may not be offered for sale, sold or transferred, in the absence of an effective registration statement under such Act and any applicable state securities laws or an opinion of counsel satisfactory to the Company of the availability of an exemption from registration thereunder. The transfer of these securities is further restricted pursuant to the Company's Operating Agreement, a copy of which is available at the Company's offices."

(c) Prior to the execution of this Subscription Agreement, the Purchaser and Purchaser's attorneys, accountants, and other advisers, if any, have been: (i) provided with a copy of the Offering Circular and full and free access and opportunity to inspect, review, examine and inquire about all books, records and information (financial or otherwise) of the Company, its business and affairs, and they have made such inspection, review, examination and inquiry as they have deemed appropriate; and (ii) offered the opportunity to ask such questions and obtain such additional information concerning the terms and conditions of the offer of the Membership Interest and the Company and its business and affairs as they have requested so as to understand the nature of the investment in the Company and to verify the accuracy of the information obtained as a result of their investigation. Neither the Company's managers and officers nor any other person has made any representation or warranty of any kind respecting the Company, its business and affairs. The Purchaser's decision to purchase the Membership Interest has been made solely on the basis of the information set forth in the Offering Circular and obtained pursuant to the inspection, review, examination and inquiry referred to herein and has not been based on any other information.

(d) The Purchaser has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the purchase of the Membership Interest. The Purchaser has no present need for liquidity in connection with his purchase of the Membership Interest.

(e) The purchase of the Membership Interests by the Purchaser is consistent with the general investment objectives of the Purchaser. The Purchaser understands that the purchase of the Membership Interest involves a high degree of risk in view of the fact that, among other things, there currently is no established market for the Company's securities, and an established market may never develop.

(f) The Purchaser represents that no person or entity has or will have, as a result of the transactions contemplated hereby, any right, interest or valid claim against or upon the Company for any commission, fee or other compensation as a finder or broker because of any act or omission by the Purchaser or his agents.

3. Operating Agreement; Transfer Restrictions.

(a) As a condition to the issuance and sale of the Membership Interest, the Purchaser hereby agrees to be bound by certain transfer restrictions and other terms and conditions relating to the Membership Interest more fully set forth in the Company's Amended and Restated Operating Agreement attached to the Company's Offering Circular among the Company and all of the members of the Company (the "Operating Agreement"), which the Purchaser agrees to execute upon request by the Company and as a condition to the purchase of the Membership Interest. The Purchaser acknowledges that he has reviewed the Operating Agreement and understands the applicable provisions thereof including, without limitation, that the Company, upon the affirmative vote of 75% of the total votes that can be cast by all members of the company, has the right to require each Purchaser to invest additional capital in the Company.

(b) Each Purchaser hereby agrees that for a period of twelve (12) months from the date of purchase that he will not sell or offer for sale the Membership Interest purchased under this Subscription Agreement, unless such sale is (a) in accordance with the Securities Act and Exchange Act, (b) in accordance with 64 Pennsylvania Code 204.011, promulgated under Section 204 of the Pennsylvania Securities Act of 1972 , as amended, and (c) permitted under the Operating Agreement.

4. Deliveries. I have enclosed a signed copy of this Subscription Agreement, a check or money order made payable to "Greenbriar Founders, L.L.C." in the amount set forth on the signature page hereof for the Membership Interest for which I am subscribing, and a signed Signature Page and Joinder to Operating Agreement. I understand that Greenbriar Founders, L.L.C., in its sole discretion, may accept my subscription or may reject it for any reason or without cause. I understand that if my subscription is rejected by Greenbriar Founders, L.L.C., an amount equal to that amount set forth on the signature page hereof will be returned to me, along with the Signature Page and Joinder to Operating Agreement. I understand that this subscription will be deemed to be accepted by Greenbriar Founders, L.L.C. only when a copy of the signature page of this Agreement is executed by Greenbriar Founders, L.L.C. I also understand that although the Purchase Price will be determined based on when the Purchase Price is received, purchases need not be accepted in the order received. Furthermore, I understand that once the Company accepts my subscription, I am not entitled to cancel, terminate or revoke this Subscription Agreement or any agreement executed in connection herewith.

5. Payment of Balance of Purchase Price. I understand and agree that if I have only paid a deposit in respect of the Membership Interest and not the full Purchase Price therefor, then I am obligated to pay the balance of the Purchase Price on the earlier of (a) the termination date of the offering (which is March 31, 2003, or such later date if the Company extends the termination date) or (b) a day that is within 30 days subsequent to the date of notice from the Company stating that the Company has received commitments for the purchase of

$3,000,000 of Membership Interests. I understand that such payment date will be no earlier than December 31, 2002.

6. Indemnity. I agree to indemnify the Company and hold it harmless from and against any and all such loss, damage, liability and expense, including reasonable attorney's fees, which the Company may incur by reason of any misrepresentation made by the undersigned, any breach of my representations and warranties or my failure to fulfill any of my agreements in connection with this Subscription Agreement.

7. Power of Attorney. By executing this Subscription Agreement, I make, constitute, and appoint the President, any Vice President or the Secretary of the Company, with full power of substitution, my true and lawful attorney-in-fact, to sign, acknowledge, file and record all documents relating to the Company and its activities, including, but not limited to, the Operating Agreement and any amendments thereto, any amendment to the Certificate of Organization and any other instruments which may be required to carry out business of the Company, including its dissolution and termination or to effect the admission of a substitute or additional Member. This Power of Attorney is irrevocable and is deemed a power coupled with an interest.

8. Miscellaneous. All representations and warranties made in this Agreement shall survive the execution and delivery hereof. This Subscription Agreement shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Pennsylvania, and without giving effect to choice of laws provisions. This Subscription Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Continued on Next Page]

Please indicate your acceptance of this Subscription Agreement by signing and returning to the undersigned one copy of this letter.

Very truly yours,

____________________________(SEAL)

AGREED AND ACCEPTED as of this
______ day of ______________, _______:

GREENBRIAR FOUNDERS, L.L.C.

By________________________________
Harold L. Styer, Jr., President

Membership Interest Purchased (Check applicable Purchase Price)	Applicable Purchase Price	Deposit Made	Balance Due
_____ Class C Membership Interest	$28,000		
_____ Class C Membership Interest	$32,000		
_____ Class C Membership Interest	$40,000		

EXHIBIT 7.1

AGREEMENT, made this 16 day of March 2001 by and between GREENBRIAR FOUNDERS INCORPORATED, hereinafter called "Owner", and REES JONES, INC., P.O. Box 285, Montclair, New Jersey 07042, hereinafter called "Designer".

WHEREAS, the Owner has resolved to construct an eighteen hole golf course in Cumru Township, Pennsylvania, and

WHEREAS, the Designer has been engaged by the Owner to undertake the design and inspection of construction of said eighteen hole golf course (the "Course").

NOW, THEREFORE, THIS AGREEMENT

W I T N E S S E T H

A. Designer agrees and covenants as set forth below in this Section A:

1. Route Plans. The Designer shall: conduct preliminary studies; to designate the most suitable area for locating the Course; and to prepare a conceptual Route Plan for said Course and all revisions and alternatives as are required. The conceptual Route Plan will delineate the general location of tees, greens, fairway centerlines, fairway boundaries, and will include a scorecard.

1.1 Construction Documents. Upon request of Owner, the Designer shall prepare plans, specifications, and sketches for the Course. The plans, specifications and sketches (collectively, the "Construction Documents") shall encompass material necessary for the construction of the Course, including but not limited to plans, specifications, and sketches for stakeout, clearing, surface drainage (in coordination with Owner's engineer's drainage plan), earthwork (excluding dams and ponds), greens, tees, and bunkers and grassing. All design work which requires a professional engineer's stamp will be coordinated with Owner's engineer. Owner or Owner's engineer will be responsible for all environmental approvals; erosion control engineering; irrigation system; pipe drainage; swales relating to pipe drainage; all material testing and mixing including soils, pea gravel, greensmix and bunker sand; organic material; seed selection; water supply; wells; pumps; power source to pump station; bridges; maintenance building; pond design, engineering and liners; paved areas; cart paths; utilities; fences and the measurement of clearing and earthwork quantities. In addition, surveying will be the responsibility of a surveyor hired by the Owner.

2. Estimate of Construction Costs. (a) The Designer shall furnish preliminary estimates of the cost of construction but without, however, guaranteeing the accuracy of such estimates. The Designer and Owner shall consult and, as necessary, meet each other for the purpose of developing and reviewing cost estimates of the Course. If the Owner determines that changes to the Course are necessary to reduce costs or for any other reason, the Designer shall implement such changes to the Route Plan or Construction Documents, as the case may be, provided that the Designer shall not be obligated to make any changes that, in the Designer's professional opinion, compromise the overall integrity of the Course.

(b) It is recognized that neither the Designer nor the Owner has control over the cost of labor, materials, equipment or course accessories, over the contractor's methods of determining bid prices, or over competitive bidding, market or negotiating conditions. Accordingly, the Designer cannot and does not warrant or represent that bids or negotiated prices will not vary from any cost estimate which may have been proposed, established or approved by the Owner or from any estimates of construction costs or other cost estimate or evaluation prepared or agreed to by the Designer.

3. Bid Packages and Bid Proposals. The Designer shall consult with and assist the Owner in qualifying and obtaining bid proposals, from contractors for the various phases of the construction of the Course. The contractor(s) selected to undertake construction of the greens, tees and bunkers and the irrigation system must have satisfactory experience and skills, and must be approved by the Designer. The Designer will issue

certificates for payment pursuant to contracts let for construction for the various phases of work excluding certificates for payment for clearing, earthwork and pipe drainage which shall be the responsibility of the Owner's engineer. The issuance of a certificate for payment shall constitute a representation by the Designer to the Owner, based on the Designer's observations at the site, that, to the best of the Designer's knowledge, information, and belief, the work for which a payment is requested has been satisfactorily completed in accordance with a progress payment schedule that will be furnished by the Owner to the Designer and that the party requesting payment is entitled to payment in the amount certified. The issuance of a certificate for payment shall not be a representation that the Designer has (i) made exhaustive or continuous on-site inspections to check the quality or quantity of the work performed, (ii) reviewed construction means, methods, techniques, sequences or procedures, (iii) reviewed copies of requisitions received from subcontractors and material suppliers and other data requested by the Owner to substantiate the contractor's right to payment or (iv) made an examination to ascertain how or for what purpose the monies being paid are or have been used.

4. Inspection of Work. (a) The Designer shall inspect the construction work in progress and endeavor to identify for the Owner defects and deficiencies in the work of the contractors without, however, guaranteeing the performance of their contracts. Inspection by Designer shall consist of periodic on-site visits at such times and on such occasions as the Designer deems necessary and appropriate in the interest of the Owner. The Designer will not be responsible for any improper work by the contractor or any subcontractor performing any of the work and, notwithstanding inspections by Designer, Designer shall in no event guarantee or in any other way be responsible for the work being performed by the contractor or any subcontractor.

(b) The Designer shall not have control over or charge of and shall not be responsible for construction means, methods, techniques, sequences or procedures, or for safety precautions and programs in connection with the work, and shall not be responsible for the contractor's schedules or failure to carry out the work in accordance with the Construction Documents. In addition, the Designer shall not be responsible for the acts or omissions of the contractors, or any subcontractors, or any of the contractor's or subcontractor's agents or employees, or any other persons performing any work on the Course.

5. Superintendent. At the appropriate time, and in any event no later than upon completion of grassing of the Course, Designer will select for employment by Owner a greens superintendent at a salary approved and paid by Owner.

B. The Owner agrees and covenants as set forth below in this Section B:

1. Payment for Route Plan. The Owner shall pay Designer the sum of $100,000.00 upon receipt of the aforementioned Route Plan for the Course.

2. Payment of the Balance of Designer's Fee. The Owner shall pay Designer in addition to the $100,000.00 for the Route Plan, the sum of $750,000.00. The sum of $750,000.00 shall be paid in accordance with the following schedule:

a. Upon preparation of the various Construction Documents the sum of $525,000.00. As work may be required to be done incrementally the $525,000.00 shall be billed and payable on a proportional basis as work on the Construction Documents progresses.

b. The sum of $75,000.00 when construction of the Course is one third (1/3) completed.

c. The sum of $75,000.00 when construction of the Course is two thirds (2/3) completed.

d. Upon completion of the performance by the Designer as hereinafter defined the sum of $75,000.00.

e. All sums payable in accordance with above stated B.1., B.2.a., b., c., and d. shall be due ten days after the date invoices are issued by the Designer in accordance with the provisions of this Agreement.

f. It is expressly agreed and understood that if Owner has not prior to ~~December~~ March 31, 2002 requested the Designer to prepare the Construction Documents for the Course, then the fee of $525,000.00 for said work shall be increased by six percent (6%) in 2002 and in each calendar year thereafter until said work is requested to be performed. If construction of the Course has not begun prior to December 31, 2002, then the fee of $225,000.00 for inspection of construction shall be increased by six percent (6%) in 2003 and for each calendar year thereafter until said work is begun.

g. The Owner shall pay all sums due within 10 days of when the accounts are rendered. In the event that the Owner fails to pay the sums due the Designer in the amounts and at the times the same are due, the Owner agrees to pay the sum of one and one-half percent (1.5%) per month as interest and carrying charges on the unpaid balance until paid, and all costs of collection incurred by the Designer, including attorney's fees and expenses should the collection be referred to an attorney or assigned for collection. If such failure to pay continues for more than 10 days, the Designer may, suspend performance of services under this Agreement until payment is made in full by the Owner. In the event of a suspension of services, the Designer shall have no liability to the Owner for delay or damage caused the Owner because of such suspension of services. In the event the Designer resumes the performance of services hereunder, the Designer shall be reimbursed for all expenses incurred in the interruption and resumption of such services.

3. No Deductions. The Owner shall make no deductions from Designer's compensation on account of penalty, liquidated damages or other sums withheld from

payment to the contractors, or on account of the cost of changes in the work.

4. Reimbursable Expense. In addition to the compensation aforesaid, the Owner shall reimburse the Designer, on receipt of invoices from Designer, for all expenses incurred by the Designer for (i) travel and living accommodations of its personnel [including but not limited to first class airfare for the President and Chief Executive Officer for the Designer and coach class airfare for others, car rental, lodging, meals, parking, tolls, mileage], (ii) telephonic, facsimile, telex, postage, courier and express mail charges, (iii) photocopies and reproductions, (iv) Designer's reasonable legal fees in connection with the preparation and execution of this agreement, and the performance of Designer's services hereunder, such fees, if any, not to exceed $5,000.00 and (v) all Designer's legal fees and expenses in connection with the enforcement of Designer's rights under this agreement following a default by Owner hereunder.

5. Liabilities; Indemnification. (a) Upon completion of performance by the Designer as hereinafter defined, the maintenance, operation and use of the Course and its appurtenances are solely and entirely Owner's responsibility and the Owner agrees to waive, to hold harmless and to indemnify the Designer from and against any and all claims of liability, losses, costs, expenses or damages and liability of any nature and irrespective of by whom asserted arising out of or connected with the maintenance, operation, or use of the Course, including costs of defense and attorney's fees of any actions or suits.

(b) The Designer will in no event be responsible or liable for any improper performance by any contractor, subcontractor or independent professional retained by the Owner, or any testing laboratory hired by the Owner, or for the installation or use of any improper or defective materials or equipment or structures on the Course, or for the failure of any materials or equipment to perform in the manner expected or specified.

6. Site Survey and Information. The Owner shall furnish the Designer, at Owner's expense, as the work under this Agreement may require, with: (i) a complete, accurate

topographical survey of recent date of the property, giving, where pertinent, the 100 year flood plain elevation; (ii) complete information on all designated wetlands, associated buffers and any other environmentally or archaeologically sensitive areas under the control of any jurisdictional agency; (iii) complete data pertaining to the grades and lines of streets, pavements and adjoining property; (iv) the rights-of-way, zoning and deed, restrictions, easements, boundaries and contours of the site; (v) locations, dimensions and complete data pertaining to existing buildings, other improvements and trees; (vi) full information as to sewer, water, gas and electrical services both public and private, above and below grade, including inverts and depths; and (vii) borings or test pits; chemical, mechanical or other tests. The Owner shall also furnish to the Designer, as applicable, all hydrological information, environmental and other regulations relating to the site. The Owner will stake out the Course centerlines and boundaries.

C. The Parties hereto mutually agree:

1. Suspension; Abandonment. The Owner may at any time, upon 10 days written notice, have the right to suspend, defer or abandon, any remaining work contemplated under this Agreement; provided, however, that all services theretofore rendered by the Designer hereunder shall have been paid in full in accordance with the provisions of Section B., including payment for the pro rata portion of the Construction Documents. If Owner subsequently determines to proceed with the construction of the Course, it shall give notice of such determination to the Designer and all the terms of this Agreement shall apply. When the work on the Course is resumed, the Designer's compensation shall be equitably adjusted.

2. Limitations on Use. The compensation provided herein to be paid the Designer has been fixed on the premise that the Designer will prepare the Route Plan and the Construction Documents, and will undertake periodic inspection of construction of the Course. Consequently, the Owner has no right either to use the Route Plan or the Construction Documents prepared by the Designer without employing the Designer's services, or to transfer

possession of the same, or to grant any right to use the same to any third party.

3. Designer's Reserved Rights. All Route Plans, Construction Documents and any other plans, working drawings, specifications and sketches are the property of the Designer whether or not the work for which they are made be executed. However, Designer agrees to supply Owner with a reasonable number of reproductions of the Construction Documents (or portions thereof) and/or the Route Plan which the Owner may require for its own use. The Designer reserves the right to photograph, sketch, or in any other manner reproduce a likeness of any or all portions of the Course and without restriction to use such materials as it deems appropriate.

4. Schematic. All plans submitted by the Designer as provided hereunder are schematic only and changes according to terrain as construction develops are at the option of Designer

5. Completion. The performance of Designer shall be considered completed under the Agreement when the Course areas have been seeded or planted.

6. Designer's Role Following Completion. Designer will receive at no cost (including initiation fee, bond, entrance fee, annual dues or assessments) to Designer (or the holder thereof) two full value membership in the private Golf Club associated with the Course which will own and/or use the Course (the "Club"). Such membership will be in the name of the President of Designer and the name of an employee of Designer whom Designer shall have the right to designate. Owner may list such President among the members of the Club. In addition to being at no cost to Designer (or the holder thereof), Designer's full value memberships shall in all respects be identical in their respective terms and conditions to the full value memberships in the Club held by other respective members of the Club.

7. Assignment. This Agreement is binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable by either Party without the written consent of the other.

8. Agreement with Lenders. Designer agrees to cooperate with Owner's lender(s). Owner agrees to reimburse Designer for Designer's reasonable legal fees in connection with any review and/or preparation of documents which Owner's lender may request Designer to execute.

9. Necessary Steps. Each Party represents that all necessary steps have been taken by it to authorize the execution and delivery of this agreement.

10. Notices. All notices and communications hereunder shall be sent or delivered by mail, telegraph, telex, telecopy, cable or overnight courier services and all such notices and communications shall, when mailed, telegraphed, telexed, telecopied, or cabled or sent by overnight courier, be effective when delivered to the telegraph company, cable company or overnight courier, as the case may be, or sent by telex or telecopier and when mailed shall be effective three days following deposit in the mail with proper postage. All notices and other communications shall be in writing and addressed as follows:

(a) if to the Designer:

Rees Jones, Inc.
P.O. Box 285
Montclair, New Jersey 07042
Attn: Keith Evans
Telephone: 973-744-4031
Telecopy: 973-744-1044

(b) if to the Owner:

Greenbrier Founders Incorporated
c/o Harold Styer
2 Chardonnay Circle
Mohnton, Pennsylvania 19540
Attn: Harold Styer
Telephone: 610-777-3278
Telecopy: ________________

11. Entire Agreement; Amendment. This Agreement represents the entire and integrated Agreement between the parties and supersedes all prior negotiations, representations, or agreements either written or oral. This Agreement may be amended only by a writing executed and delivered by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

REES JONES, INC.

By ______________________

Rees Jones, President

Greenbriar Founders, Inc.

By ______________________

Harold Styer, Title President

EXHIBIT 7.2

ASSIGNMENT

ASSIGNMENT dated as of February 1, 2002, by and between GREENBRIAR FOUNDERS INCORPORATED, a Pennsylvania corporation ("Assignor") and GREENBRIAR FOUNDERS, L.L.C., a Pennsylvania limited liability company ("Assignee").

WITNESSETH

In consideration of the mutual covenants and agreements set forth herein, Assignor and Assignee, each intending to be legally bound, agree as follows:

1. Assignment of Contract. Assignor hereby sets over, transfers, conveys, and assigns to Assignee, effective as of the date hereof, all of Assignor's right, title and interest in that certain Agreement dated March 16, 2001, by and between Assignor and Rees Jones, Inc. (the "Agreement").

2. Acceptance and Assumption. Assignee hereby accepts such assignment and agrees to be bound by all of the terms and conditions set forth in the Agreement and to assume and perform all of the duties and obligations of the Assignor thereunder from and after the date hereof.

3. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

4. Governing Law. This Agreement shall be governed by, and construed in accordance with, the domestic, internal laws of the Commonwealth of Pennsylvania without regard to its rules of conflict of laws.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers the day and year first above written.

GREENBRIAR FOUNDERS INCORPORATED

By ______________________
Harold L. Styer, Jr., President

("Assignor")

GREENBRIAR FOUNDERS, L.L.C.

By ______________________
Harold L. Styer, Jr., President

("Assignee")

SL1 238253v1/03488.001

CONSENT AND ACKNOWLEDGMENT OF REES JONES

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, and intending to be legally bound, Rees Jones, Inc. hereby consents to the foregoing assignment by Greenbriar Founders Incorporated to Greenbriar Founders, L.L.C. of the Agreement dated March 16, 2002, by and between Greenbriar Founders Incorporated and Rees Jones, Inc.

REES JONES, INC.

By____________________________
Rees Jones, President

EXHIBIT 7.3

FORM OF

PROMISSORY NOTE

[$ AMOUNT] ______ __, 2002

FOR VALUE RECEIVED, and intending to be legally bound, GREENBRIAR FOUNDERS, L.L.C., a Pennsylvania limited liability company with business offices at 56 Ledgerock Road, Mohnton, Pennsylvania 19540 ("Maker"), promises to pay to [INVESTOR], adult individual ("Payee"), [ADDRESS], the principal sum of [AMOUNT], with interest, as provided herein.

1. Interest. This Note shall not bear interest, and Maker shall not be obligated to pay any interest, during the period beginning on the date hereof and ending on the date on which Maker shall have sold a total of Three Million Dollars ($3,000,000.00) of Class C membership interests in Maker. From such ending date until the date that this Note is paid in full, this Note shall accrue interest at a floating interest, determined quarterly, which shall be equal to the prime rate of interest published in the Wall Street Journal on the first business day in each such calendar quarter (the "Rate") until the Note is paid in full; provided, however, that such interest shall not be due and payable until the date (the "First Interest Date") that (a) Maker opens its golf course (the "Golf Course") in Mohnton, Pennsylvania, and (b) Maker's Management Board, in its sole discretion, authorizes such payment. Beginning on the First Interest Date, the Maker shall make quarterly payments of interest to Payee equal to the accrued interest on the balance of this Note until such time as this Note has been fully paid.

2. Principal. Maker shall make equal quarterly payments of principal to Payee beginning on the earlier of (a) January 1, 2006, and (b) the date on which Maker obtains capital for the construction of a permanent, larger clubhouse (which replaces or supplements the existing building which will serve as a clubhouse) and related facilities at the Golf Course. This Note, together with all interest accrued thereon, shall be due and payable in full not later than December 31, 2011.

3. Default Rate. On the occurrence of any Event of Default, the interest rate provided in this Note shall automatically increase by two percent (2%) per annum above the Rate provided above.

4. Post-Judgment Interest. The interest rate or rates provided in this Note shall apply to the indebtedness evidenced hereby before, on, and after the date or dates on which Payee enters judgment on this Note.

5. Maximum Legal Rate. Maker shall not be obligated to pay and Payee shall not collect interest at a rate in excess of the maximum permitted by law or the maximum that will not subject Payee to any civil or criminal penalties. If, because of the acceleration of maturity, the payment of interest in advance or any other reason, Maker is required to pay interest at a rate in excess of such maximum rate, the rate of interest under such provisions shall immediately and automatically be reduced to such maximum rate, and any payment made in excess of such maximum rate, together with interest thereon at the rate provided herein from the date of such payment, shall be immediately and automatically applied to the reduction of the

unpaid principal balance of this Note as of the date on which such excess payment was made. If the amount to be so applied to reduction of the unpaid principal balance exceeds the unpaid principal balance, the amount of such excess shall be refunded by Payee to Maker.

6. Prepayment. This Note may be prepaid in part or in full, at any time, without premium or penalty. Each payment hereon shall be applied first to interest and then to principal.

7. Subordination. This Note, at all times, shall be subordinated in terms of payment, enforcement and collateral to any and all bank or institutional financing obtained by Maker to finance the capital and working capital requirements of Maker in connection with its golf course and club operation. Payee agrees to execute such documents as may be required by any lender to carry out the intentions of this Section 7.

8. Events of Default. Each of the following shall be an "Event of Default" hereunder:

(a) the failure of Maker to pay any amount hereunder within thirty (30) days after written notice from Payee following the due date of such amount;

(b) Maker becomes insolvent or makes an assignment for the benefit of creditors, or fails to pay debts as they mature, or if any petition is filed by or against Maker under any provision of any state or federal law or statute alleging that Maker is insolvent or unable to pay debts as they mature or under any provision of the United States Bankruptcy Code or any other insolvency law;

(c) the entry of any judgment in excess of $250,000 against Maker or any of Maker's property which remains unsatisfied for thirty (30) days; or

(d) the issuing of any attachment, levy or garnishment against any property of Maker which remains unsatisfied for thirty (30) days.

9. Remedies. Upon the occurrence of any Event of Default, all obligations evidenced by this Note shall be immediately and automatically due and payable, and Payee may exercise all of Payee's rights, privileges and remedies under applicable law, and all rights and remedies under this Note.

10. Parties Bound/Benefited. This Note shall bind and inure to the benefit of the parties and their respective heirs, legatees, personal representatives, successors and assigns.

11. Validity. The invalidity or unenforceability of any provisions of this Note shall not affect the validity or enforceability of any other provision of this Note, which shall remain in full force and effect.

12. Governing Law. This Note is made pursuant to, and shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, but not the law of conflict of laws.

IN WITNESS WHEREOF, and intending to be legally bound, Maker has executed this Note on the date shown above.

GREENBRIAR FOUNDERS, L.L.C., a
Pennsylvania limited liability company

BY:_______________________________
Harold L. Styer, Jr., Manager and President

EXHIBIT 7.4

AMENDED AND RESTATED AGREEMENT OF SALE

THIS AMENDED AND RESTATED AGREEMENT OF SALE (this "Agreement") made as of the 5th day of September, 2002, between HAROLD L. STYER, JR. and JOANN C. STYER, husband and wife, residing at Two Chardonnay Circle, Mohnton, Pennsylvania 19540 (hereinafter collectively called "Seller"), and GREENBRIAR FOUNDERS, L.L.C., a Pennsylvania limited liability company with offices at 56 Ledgerock Road, Mohnton, Pennsylvania 19540 (hereinafter called "Buyer").

WITNESSETH:

1. This Agreement amends and restates the Agreement of Sale between Seller and Buyer dated as of March 2002.

2. The Seller agrees to sell and convey to the Buyer, and the Buyer agrees to purchase the property (the "Property") located at 3839 New Holland Road, Mohnton, Berks County, Pennsylvania 19540, all as more fully described on Exhibit "A", attached hereto and made a part hereof, together with all improvements thereon, upon the terms and conditions contained herein.

3. The Buyer shall pay to the Seller the sum of Five Hundred Fifty Thousand Dollars ($550,000.00) as the purchase price (the "Purchase Price") for the Property, payable in the form of a promissory note (the "Note"), upon the delivery of the Deed (as defined hereinafter). The Note shall not bear interest until the date on which the Buyer shall have sold at least of One Million Five Hundred Thousand Dollars ($1,500,000.00) of membership interests in the Buyer. From such ending date until the date that the Note is paid in full, the Note shall accrue interest at a floating interest rate determined quarterly, which shall be equal to the prime rate of interest published in the Wall Street Journal on the first business day in each such calendar quarter (the "Rate") until the Note is paid in full; provided, however, that such interest shall not be payable until (a) the date (the "First Interest Date") that the Buyer opens its golf course (the "Golf Course") in Mohnton, Pennsylvania, and (b) the Buyer's Management Board, in its sole discretion, authorizes such payment. Beginning on the First Interest Date, the Buyer shall make quarterly payments of interest on the balance of the Note until such time as the Note has been fully paid. The Buyer shall make equal payments of principal quarterly beginning on the earlier of (a) January 1, 2006, and (b) the date on which the Buyer obtains capital for the construction of a permanent, larger clubhouse (which replaces or supplements the existing building which will serve as a clubhouse) and related facilities at the Golf Course. The Note, together with all interest accrued thereon, shall be due and payable in full not later than December 31, 2011.

4. Conveyance shall be by special warranty deed (the "Deed") to the Buyer. Title shall be good and marketable fee simple title, free and clear of all liens and encumbrances subject however to existing visible easements, easements of record, accuracy of description, location of buildings and improvements, rights of public utilities, building and development restrictions, zoning laws and rules, regulations, laws and directives of federal, state, municipal or other governing authorities, and shall be insurable as such at regular rates by a title insurance company maintaining an office at Reading, Pennsylvania.

5. In the event that good and marketable title, subject as aforesaid, cannot be given by the Seller to the Buyer, the Buyer may, at Buyer's option, accept such title as Seller is able to provide or rescind this Agreement. If Buyer rescinds this Agreement, the Seller shall return to the Buyer all sums paid on account of the Purchase Price, if any, and reasonable title search charges without interest. Upon return of such sums without interest, the Seller shall be released from all liability and this Agreement shall be void and of no further force or effect.

6. Real estate taxes shall be apportioned between the parties as of the Settlement Date on a fiscal year basis; provided, however, that if such allocation results in a debit to the Seller's account, then the Buyer shall be obligated for such debit amount.

7. The Buyer agrees to pay for the preparation of the Deed, acknowledgment of the deed, federal revenue stamps, if any, Pennsylvania and local real estate transfer taxes, and all other expenses of conveyance.

8. Buyer agrees to comply at Buyer's own expense with any and all notices relating to the Property which may be issued by a municipal or other public authority after the date of this Agreement and agrees to pay for all work and improvements done or ordered by such authority after the date of this Agreement which may become a lien against said property.

9. It is hereby understood between the parties hereto that the Property has been inspected by Buyer or Buyer's agent and is being purchased as a result of such inspection and not as a result of any representations made by the Seller or any selling or other agent of the Seller.

10. Any loss or damage to the property by fire, storm, burglary, vandalism, malicious mischief or other casualty between the date of this Agreement and the time of settlement shall not in any way void or impair this Agreement. If the Buyer wishes to have casualty insurance covering the Buyer's interest in the property, such insurance shall be obtained by and at the expense of the Buyer.

11. The date of settlement (the "Settlement Date") shall be not later than twenty-one (21) days subsequent to the date on which the Buyer has sold at least $1,500,000 of Class A and Class B membership interests in the Buyer in the aggregate; provided, however, that if the Buyer fails to sell such interests by December 31, 2002, then this Agreement shall be void and of no further force or effect.

12. The Seller shall deliver the Deed and possession of the Property on the Settlement Date. Formal tender of the Deed and Purchase Money is hereby waived.

13. It is agreed by the parties that time shall be of the essence of this Agreement, unless extended by mutual consent in writing.

14. This Agreement constitutes the entire contract between the parties hereto and there are no other understandings, representations or warranties, oral or written, relating to the subject matter hereof. This Agreement may not be changed, modified or amended, in whole or in part, except in writing, signed by all parties.

15. Wherever used in this Agreement the singular shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.

16. The Buyer hereby covenants not to assign or record this Agreement except after first obtaining the written consent of the Seller endorsed hereon. Any attempted assignment or recordation of this Agreement by the Buyer without such consent may, at the option of the Seller, be deemed a default hereunder. Subject to the foregoing, this Agreement and all of its terms and conditions shall extend to and be binding upon the parties hereto and upon their respective heirs, executors, administrators, successors and assigns.

17. The Seller states that the zoning classification of the property is "low density residential," under which the legal use is residential, that a conditional use to permit the Property to be used as a "golf course" has been granted by the Township of Cumru, and that the present use of the Property is in compliance with applicable zoning laws and ordinances. The Seller certifies that there are no outstanding notices received by him or of which he is aware, of any uncorrected violation of the building, safety, fire or housing ordinances in respect to the Property.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this agreement to be duly executed the day and year first above written.

Witnesses:

____________________ ____________________(SEAL)
Harold L. Styer, Jr.

____________________ ____________________(SEAL)
JoAnn C. Styer.

"Seller"

GREENBRIAR FOUNDERS, L.L.C., a Pennsylvania limited liability company

____________________ ____________________
Harold L. Styer, Jr., Manager

____________________ ____________________
Andrew Maier, II, Manager

____________________ ____________________
John H. Broadbent, Jr., Manager

"Buyer"

Exhibit A

Legal Description of the Property

Township of Cumru, County of Berks, Pennsylvania - Parcel ID # 39-4394-04-80-3645

Containing approximately 105 acres

EXHIBIT 9.1

FIRST UNION

Escrow Bookkeeper Service Agreement
(Interest Bearing Account)

Master Checking Account # ______________________

Tax ID# ______________________

This agreement made by and between ______________________

(herein called the "Customer") and First Union National Bank (herein called the "Bank") as of the __________ day of

______________________.

1. The Bank agrees to provide to the customer a service to be known as ESCROW BOOKKEEPER which is a special purpose deposit service for funds held by Customer for the benefit of others (herein called the "clients").

2. These terms and conditions are in addition to those contained in the Bank's Deposit Agreement, and any and all other agreements between Customer and Bank. ESCROW BOOKKEEPER provides:
   - a master checking account, with interest, as permitted by law, through which all deposits, checks and other dollar transactions flow.
     - Interest will be set based on the market conditions.
   - individual sub-account identity for each client's funds.
   - inquiry capability by phoning the ESCROW BOOKKEEPER customer service area.
   - customer service follow-up with Customer on exception/incomplete items.
   - reports
     - A month-end report showing each sub-account's status and activity information along with interest and ledger balances.
     - Monthly individual escrow sub-account summary statements for government entities.
   - For each client sub-account and each third party, if applicable, the Bank will prepare, file with the Internal Revenue Service (IRS) and mail to the client information returns (Form 1099 INT) showing the Customer's name and address as the payor.

3. The Customer hereby agrees to the following:
   - The ESCROW BOOKKEEPER customer product guide procedures (included in start-up kit) will be followed by the Customer in using this service.
   - When opening the master checking account, the Customer must complete the substitute W-9 form at the end of this agreement for TIN ID certification.
   - When opening a new interest bearing sub-account the Customer will:
     - Supply the Bank with the client's Tax ID which has been certified, along with other status information on the deposit ticket (as defined in the product guide) when the deposit is given to the Bank.
     - Indicate on the deposit ticket, whether the interest is to be split, and the percentage of any split, between the client and a third party. Also provide the third party status information and taxpayer identification number which has been certified.
   - Special deposit tickets and checks will be ordered at the time the service is initiated. An initial supply of deposit tickets are supplied when setting up this service. Thereafter, it will be the Customer's responsibility to order and pay for their supply. Only the special ESCROW BOOKKEEPER deposit tickets and checks are to be used.
   - To insure explicit tracking of all transactions, only one check is to be deposited with each deposit ticket.
   - The Customer will respond to phone calls and reports received from the Bank as follows:
     - On a same day basis for phone inquiries for information needed by the Bank to properly process transactions or the Bank can exercise its right to return the item unprocessed.
     - Review all statements within (2) weeks. If there are any discrepancies, contact the Escrow Bookkeeper area immediately.

4. Product Options (Initial options desired)

	Yes	No
• Individual monthly sub-account summary statement with interest and balance information (for Non-Government entities)	_____	_____
• Entry and reporting of Customer entered descriptions on Customer deposit transactions (30 characters) maximum description.	_____	_____

5. Balance Requirement
   - The Customer will maintain a minimum balance of $250.00 in the master sub-account, exclusive of escrow sub-account funds, to cover "other service charges" which will be debited from the account as incurred. If minimum balance is not maintained, the Bank, at its option, can charge a fee.

6. Service Charges
   - Business account fees incurred under the "other service charges" category will be directly debited from the master account. (refer to "Balance Requirements-Section 5).

- Escrow bookkeeper charges (optional services) can either be a direct debit to the master checking account or charged to another First Union checking account as stated below:

  Direct debit against master checking account ____________________ or

  Charge against another account ____________________.

7. The Bank will use its best efforts to ensure that the information provided is accurate, complete and current, and shall only be liable for its gross negligence or willful misconduct. The Customer agrees that the Bank shall not be liable under this contract for any indirect, incidental, consequential or special damages, even if the Bank is advised of the possibility of such damages.

8. The Customer agrees it shall have the sole responsibility to ensure that the sub-accounts are handled in a manner that is consistent with the legal relationship between the Customer and his clients, and conforms with any legal or ethical requirements imposed upon the Customer's handling of the sub-accounts. Bank shall not be liable to Customer under this Agreement except for the performance of such duties as are specifically set forth in this Agreement or as are required by law, and no implied covenants or obligations shall read into this Agreement against Bank. Bank acts hereunder as a depository only. Bank's duties hereunder are purely ministerial and administrative and shall be limited to those expressly set forth herein, and Bank does not assume any fiduciary relationship for or with any client for whom Customer is holding funds. Customer hereby agrees to indemnify and hold Bank harmless from any losses or damages made or suffered by Bank in connection with Bank's acts or omissions under this Agreement, except as may result from or be caused by Bank's willful misconduct or gross negligence.

   Customer further agrees that Customer is the nominee or payer of interest on all sub-accounts. As such payer, Customer is responsible for obtaining all necessary certifications of clients and third parties, taxpayer identification numbers and backup withholding status, (Form W-9) and for filing with the IRS all returns required with respect to the sub-accounts other than Forms - 1099 INT (referred to above). Customer shall, as changes in authorized signers on the master account(s) are made, immediately certify in writing such changes to Bank. Bank shall fully be protected in relying upon such Customer certifications and shall be indemnified and saved harmless from any claims, demands, expenses, losses and/or damages resulting from, or growing out of, honoring the signature of any person or entity so certified, or refusing to honor any signature not so certified. Such certifications shall be deemed effective only when received by Bank personnel in the Escrow Bookkeeper area.

   Customer agrees to indemnify and to hold the Bank harmless from and against any and all liability, penalties and/or interest incurred in connection with said information reporting and withholding requirements, except for any negligence of the Bank with respect to preparation of the Forms 1099 INT referred to in paragraph 2 above.

9. This agreement can be amended or terminated by the Bank upon 30 days written notice.

10. This agreement and all its terms and enforcement shall be governed by the laws of the State of New Jersey.

Agreed to by:	Accepted by:
____________________ (Company/Firm/Gov't entity)	First Union National Bank
____________________ Address	____________________ Name (Printed or typed)
____________________ City, State & Zip	____________________ Title
____________________ Name (Printed or typed)	____________________ Authorized Signature
____________________ Authorized Signature	____________________ Responsibility Center Name / RC #

SUBSTITUTE W-9, TAXPAYER ID NUMBER CERTIFICATION

Tax ID Number Certification - Under penalties of perjury, I certify that:

1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding (does not apply to real estate transactions, mortgage interest paid, the acquisition or abandonment of secured property, contributions to an individual retirement arrangement (IRA), and payments other than interest and dividends).

Please Sign Here | Signature ____________________ Date ____________________

EXHIBIT 10.2

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

Consent of Independent Auditor

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated September 20, 2002, in the Offering Statement (Form 1-A) and related Offering Circular of Greenbriar Founders, L.L.C. for the qualification of One Hundred and Fifty (150) of its Class C Membership Interests.

Herbein + Company, Inc.

Wyomissing, Pennsylvania
October 2, 2002

HERBEIN+COMPANY, INC.
1075 Berkshire Blvd., Suite 850 Wyomissing, PA 19610 Telephone: 610-374-4566 Facsimile: 610-374-4546
wyomissing@herbein.com

Other Offices: READING POTTSTOWN PITTSBURGH GREENSBURG

EXHIBIT 11.1

STEVENS & LEE
A PROFESSIONAL CORPORATION
111 North Sixth Street
P. O. Box 679
Reading, PA 19603-0679
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

October 3, 2002

Board of Managers
Greenbriar Founders, L.L.C.
56 Ledgerock Road
Mohnton, Pennsylvania 19540

Re: Greenbriar Founders, L.L.C.
Offering Statement on Form 1-A

Gentlemen:

You have requested our opinion as special counsel to Greenbriar Founders, L.L.C., a Pennsylvania limited liability company (the "Company"), in connection with the above-referenced Offering Statement on Form 1-A filed with the Securities and Exchange Commission on October 3, 2002 (the "Offering Statement"). The Offering Statement was filed for the purpose of qualifying $5,000,000 of Class C Membership Interests of the Company (the "Interests") pursuant to Regulation A under the Securities Act of 1933, as amended.

In connection with this opinion, we have reviewed:

(1) the Certificate of Organization of the Company;

(2) the Amended and Restated Operating Agreement of the Company dated September 15, 2002 (the "Operating Agreement");

(3) resolutions adopted by the Board of Managers of the Company pursuant to written consent dated as of September 30, 2002;

(4) a subsistence certificate with respect to the Company issued by the Secretary of the Commonwealth of Pennsylvania;

(5) the Offering Statement; and

(6) a specimen copy of the form of membership certificate for each Class C Membership Interest.

Based upon our review of the foregoing, it is our opinion that:

(a) the Company has been duly organized and is validly subsisting as a limited liability company under the laws of the Commonwealth of Pennsylvania; and

(b) the Interests have been duly authorized, and when issued in accordance with the Offering Statement, will be validly issued, fully paid and, except for the Company's right to call for additional capital in accordance with the Operating Agreement, non-assessable.

We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion.

We consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to us under the heading "Legal Matters" in the Offering Circular. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the SEC thereunder.

Very truly yours,

Stevens + Lee

STEVENS & LEE

EXHIBIT 12.1

Greenbriar Founders, LLC

LEDGEROCK GOLF CLUB

56 Ledgerock Road **Mohnton, Pennsylvania, 19540**

Phone: 610-777-9705 **Fax: 610-777-9779**

October __, 2002

Dear Potential Investor and Golf Club Member:

We are pleased to announce that Greenbriar Founders, L.L.C. is conducting an offering of up to $5 million of Class C Membership Interests. The offering price will range from $28,000 to $40,000 per interest depending upon when the interest is purchased.

The first fifty (50) interests purchased will be sold at a price of $28,000 per interest, the next fifty (50) interests purchased will be sold at $32,000, and the last (50) interests purchased will be sold at $40,000. An interest will be considered purchased at the time that the purchaser completes and delivers to the Company a signed Subscription Agreement and places a non-refundable deposit of at least $10,000 toward the purchase price of such interest with First Union National Bank, as escrow agent for the offering. Each person purchasing a Class C Membership Interest will be entitled to be a Class C Membership in the Company's soon to be built golf club, Ledgerock Golf Club.

Greenbriar Founders, L.L.C. was formed on June 4, 2001. Greenbriar Founders, L.L.C. was initially capitalized in September 2002 by a successful private offering that obtain funds and commitments for approximately $1.7 million through the sale of three (3) Class A Membership Interests and thirteen (13) Class B Membership Interests in the Company.

Please read the enclosed Offering Circular carefully. It includes important financial and operating information about Greenbriar Founders, L.L.C., describes the offering in detail and contains detailed information regarding Ledgerock Golf Club. If you are interested in purchasing a Class C Membership Interest, you may do so during the limited offering period. To subscribe for such interest, complete the enclosed Subscription Agreement along with a check or money order for the non-refundable deposit made payable to "First Union National Bank" as escrow agent, and remit to the Company before 5:00 p.m. Eastern time, on March 31, 2003. You are highly encouraged to personally deliver your check or money order and completed Subscription Agreement to the Company. DO NOT SEND YOUR DEPOSIT OR SUBSCRIPTION AGREEMENT DIRECTLY TO FIRST UNION NATIONAL BANK.

I will contact you shortly to ensure that you have received the enclosed information and to ascertain your interest in the offering. If you have any questions or would like to discuss the offering, please feel free to call us at (610) 777-9705 or stop by our offices at 56 Ledgerock Road, Mohnton, PA.

Sincerely,

Harold L. Styer, Jr.
President

This letter is neither an offer to sell nor a solicitation of an offer to buy Class C Membership Interests. Such offer is made only throughout the Offering Circular.

EXHIBIT 15.1

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harold L. Styer, Jr., David W. Swartz, Esquire, and Frank M. Macerato, Esquire, and each of them acting individually, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities to sign any or all amendments to the Form 1-A Offering Statement by Greenbriar Founders, L.L.C., and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, and any rules and regulations promulgated thereunder, the foregoing Power of Attorney prepared in conjunction with the Offering Statement has been duly signed by the following persons in the capacities and on the dates indicated.

NAME	DATE
Harold L. Styer, Jr. Manager and President (principal executive officer) Greenbriar Founders, L.L.C.	September 30, 2002
John H. Broadbent, Jr. Manager Greenbriar Founders, L.L.C.	September 30, 2002
Andrew Maier, II Manager and Treasurer (principal financial and accounting officer) Greenbriar Founders, L.L.C.	September 30, 2002

EXHIBIT 15.2

GREENBRIAR FOUNDERS, LLC
d/b/a LEDGEROCK GOLF CLUB

PROJECTED FINANCIAL STATEMENTS

For the Years Ending
December 31, 2004, 2005, 2006, 2007 and 2008

TABLE OF CONTENTS

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Members
Greenbriar Founders, LLC
d/b/a Ledgerock Golf Club
Mohnton, Pennsylvania

We have compiled the accompanying projected balance sheets, statements of income and members' equity, and cash flows of Greenbriar Founders, LLC d/b/a Ledgerock Golf Club as of December 31, 2004, 2005, 2006, 2007 and 2008, and for the years then ending, in accordance with attestation standards established by the American Institute of Certified Public Accountants. The accompanying projections were prepared to assist prospective members in negotiating equity and debt financing to construct a golf course.

A compilation is limited to presenting in the form of a projection information that is the representation of management and does not include evaluation of the support for the assumptions underlying the projection. We have not examined the projection and, accordingly, do not express an opinion or any other form of assurance on the accompanying statements, schedules or assumptions. Furthermore, even if members' equity and debt financing is obtained and construction of the golf course is completed, there will usually be differences between the projected and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

The accompanying projection and this report are intended solely for the use of the members and are not intended to be and should not be used by anyone other than these specified parties.

Herbein + Company, Inc.

Reading, Pennsylvania
August 5, 2002

HERBEIN+COMPANY, INC.
401 Oley Street Reading, PA 19601-2596 Telephone: 610-378-1175 Facsimile: 610-378-0999
reading@herbein.com

Other Offices: PITTSBURGH POTTSTOWN GREENSBURG WYOMISSING

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

PROJECTED BALANCE SHEETS

	December 31				
	2004	2005	2006	2007	2008
ASSETS					
CURRENT ASSETS					
Cash	$1,479,475	$2,918,959	$2,010,193	$3,572,920	$3,705,940
Accounts Receivable	25,000	30,600	39,600	46,400	51,600
Inventory	31,500	34,000	37,000	40,000	40,000
TOTAL CURRENT ASSETS	1,535,975	2,983,559	2,086,793	3,659,320	3,797,540
PROPERTY					
Land	1,848,000	1,848,000	1,848,000	1,848,000	1,848,000
Golf Course Construction	6,495,000	6,495,000	6,520,000	6,570,000	6,620,000
Clubhouse	0	0	2,500,000	2,500,000	2,500,000
Buildings and Improvements	1,110,000	1,110,000	1,110,000	1,110,000	1,110,000
	9,453,000	9,453,000	11,978,000	12,028,000	12,078,000
Accumulated Depreciation	(261,795)	(523,590)	(819,103)	(1,150,001)	(1,484,233)
NET PROPERTY	9,191,205	8,929,410	11,158,897	10,877,999	10,593,767
TOTAL ASSETS	$10,727,180	$11,912,969	$13,245,690	$14,537,319	$14,391,307
LIABILITIES AND MEMBERS' EQUITY					
CURRENT LIABILITIES					
Accounts Payable	$5,000	$8,000	$10,000	$10,000	$15,000
Other Current Liabilities	26,315	29,459	36,988	43,851	46,165
Current portion of long-term debt	0	365,500	365,500	365,500	365,500
TOTAL CURRENT LIABILITIES	31,315	402,959	412,488	419,351	426,665
LONG-TERM DEBT - Founders	2,193,000	1,827,500	1,462,000	1,096,500	731,000
TOTAL LIABILITIES	2,224,315	2,230,459	1,874,488	1,515,851	1,157,665
MEMBERS' EQUITY	8,502,865	9,682,510	11,371,202	13,021,468	13,233,642
TOTAL LIABILITIES AND MEMBERS' EQUITY	$10,727,180	$11,912,969	$13,245,690	$14,537,319	$14,391,307

See accountants' report and summary of significant projection assumptions and accounting policies.

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

PROJECTED STATEMENTS OF INCOME AND MEMBERSHIP EQUITY

	Year Ending December 31				
	2004	2005	2006	2007	2008
REVENUE					
Golf Operations	$1,384,550	$1,753,000	$2,063,000	$2,388,500	$2,631,500
Food and Beverage Operations	100,000	125,600	336,000	396,000	420,000
TOTAL REVENUE	1,484,550	1,878,600	2,399,000	2,784,500	3,051,500
OPERATING EXPENSES					
Golf Shop	301,750	350,140	368,670	388,268	409,014
Golf Course Maintenance	1,024,363	1,063,813	1,123,613	1,159,149	1,208,523
Clubhouse and Locker Room	141,632	196,632	333,663	454,765	480,165
Food and Beverage Operations	100,290	147,980	310,765	473,290	504,877
General and Administrative	87,000	137,240	182,000	194,740	209,000
TOTAL OPERATING EXPENSES	1,655,035	1,895,805	2,318,711	2,670,212	2,811,579
INCOME (LOSS) FROM OPERATIONS	(170,485)	(17,205)	80,289	114,288	239,921
OTHER INCOME (EXPENSES)					
Interest Expense	(109,650)	(109,650)	(102,797)	(84,522)	(66,247)
Interest Income	3,000	6,500	11,200	20,500	38,500
NET OTHER INCOME (EXPENSES)	(106,650)	(103,150)	(91,597)	(64,022)	(27,747)
NET INCOME (LOSS)	(277,135)	(120,355)	(11,308)	50,266	212,174
BEGINNING MEMBERS' EQUITY	6,205,000	8,502,865	9,682,510	11,371,202	13,021,468
Additional Members' Equity Contributions	2,575,000	1,300,000	1,700,000	1,600,000	0
ENDING MEMBERS' EQUITY	$8,502,865	$9,682,510	$11,371,202	$13,021,468	$13,233,642

See accountants' report and summary of significant projection assumptions and accounting policies.

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

PROJECTED STATEMENTS OF CASH FLOWS

	Year Ending December 31				
	2004	2005	2006	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income (loss)	($277,135)	($120,355)	($11,308)	$50,266	$212,174
Adjustments:					
Depreciation	261,795	261,795	295,513	330,898	334,232
Changes in:					
Accounts receivable	(25,000)	(5,600)	(9,000)	(6,800)	(5,200)
Inventory	(31,500)	(2,500)	(3,000)	(3,000)	0
Accounts payable	5,000	3,000	2,000	0	5,000
Other current liabilities	26,315	3,144	7,529	6,863	2,314
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(40,525)	139,484	281,734	378,227	548,520
CASH FLOWS FROM INVESTING ACTIVITIES					
Golf course construction	(705,000)	0	0	0	0
Golf course improvements	0	0	(25,000)	(50,000)	(50,000)
Clubhouse	0	0	(2,500,000)	0	0
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(705,000)	0	(2,525,000)	(50,000)	(50,000)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from members' equity contributions	2,575,000	1,300,000	1,700,000	1,600,000	0
Repayment of line of credit	(395,000)	0	0	0	0
Repayment of long-term debt	0	0	(365,500)	(365,500)	(365,500)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	2,180,000	1,300,000	1,334,500	1,234,500	(365,500)
NET INCREASE (DECREASE) IN CASH	1,434,475	1,439,484	(908,766)	1,562,727	133,020
CASH AT BEGINNING OF YEAR	45,000	1,479,475	2,918,959	2,010,193	3,572,920
CASH AT END OF YEAR	$1,479,475	$2,918,959	$2,010,193	$3,572,920	$3,705,940

See accountants' report and summary of significant projection assumptions and accounting policies.

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS AND ACCOUNTING POLICIES

Years Ending December 31, 2004, 2005, 2006, 2007 and 2008

Greenbriar Founders, LLC (Company) is a Pennsylvania limited liability company operated under the name of Ledgerock Golf Club. The Organization is to be situated in Cumru Township, Berks County, Pennsylvania and will operate facilities for the benefit and enjoyment of its membership.

NOTE A - NATURE AND LIMITATIONS OF PROJECTIONS

The accompanying projections assume that the Company attains the projected levels of equity and debt financing. These financial projections present, to the best of management's knowledge and belief, the Company's expected financial position, results of operations, and cash flows for the years ending December 31, 2004, 2005, 2006, 2007 and 2008, if it attains the projected levels of equity and debt financing. Accordingly, the projections reflect its judgment as of August 5, 2002, the date of these projections, of the expected conditions, and its expected course of action given those two hypothetical assumptions.

The presentation is designed to assist prospective members in negotiating equity and debt financing and should not be considered to be a presentation of expected future results. Accordingly, these projections may not be useful for other purposes. The assumptions disclosed herein are those that management believes are significant to the projections. Even if the projected levels of equity and debt financing are obtained, there will usually be differences between projected and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

NOTE B - MEMBERS' EQUITY AND DEBT FINANCING

The Company expects to raise equity and debt financing from its members to acquire real estate and construct a premium golf course. The initial $5,000,000 offering of the Class C equity is expected to remain open until March 31, 2003. The projection assumes the receipt of $3,000,000 by December 31, 2002 to be held in escrow. Expected amounts to be raised are as follows:

	Member's Equity			
	Class A	Class B	Class C	Total
2002	$750,000	$975,000	$3,000,000	$4,725,000
2003	0	0	2,000,000	2,000,000
2004	0	0	2,575,000	2,575,000
2005	0	0	1,300,000	1,300,000
2006	0	0	1,700,000	1,700,000
2007	0	0	1,600,000	1,600,000
	$750,000	$975,000	$12,175,000	$13,900,000

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS AND ACCOUNTING POLICIES - CONTINUED

Years Ending December 31, 2004, 2005, 2006, 2007 and 2008

NOTE B - MEMBERS' EQUITY AND DEBT FINANCING - CONTINUED

Before deducting expenses of the offering estimated to be $50,000.

	2002	2003	2004	2006	Total
Loans from members:					
Class A - Founders	$2,040,000	$0	$0	$0	$2,040,000

The loans from the Class A - Founders will bear interest at prime (5% per annum used for the projection period). Interest has been capitalized on a quarterly basis beginning July 1, 2002 through December 31, 2003. Beginning March 31, 2004, quarterly payments of interest only are scheduled to begin. All unpaid principal and interest outstanding at December 31, 2005 is to be repaid with equal quarterly payments of principal plus interest starting March 31, 2006, with all principal and interest due and payable not later than December 31, 2011. The projection assumes repayment of principal and interest upon the opening of the golf course and/or management's approval (assumed to be March 31, 2006), however, the Company is not obligated to repay principal until December 31, 2011.

Capitalized interest relative to the Class A - Founders loans from July 1, 2002 through December 31, 2003 has been capitalized and included in the cost of the land. Total capitalized interest is $153,000.

The Company expects to obtain a temporary construction line of credit from a bank with total availability of $1,000,000. Interest at an assumed interest rate at the bank's prime rate plus 2% (6.75% for the projection period) has been provided and capitalized as part of the golf course construction. Total line of credit interest capitalized is $23,906.

The equity and debt financing is expected to be used as follows:

	2002	2003	2004	2006	Total
Land	$1,695,000	$0	$0	$0	$1,695,000
Golf course construction	700,000	5,090,000	705,000	0	6,495,000
Clubhouse	0	0	0	2,500,000	2,500,000
Buildings and improvements	780,000	330,000	0	0	1,110,000
Class A and B priority return of capital	0	470,000	0	0	470,000

The golf course construction is expected to begin in September, 2002 and be completed by March 31, 2004. In the year 2006, the Company will begin and complete construction of a permanent clubhouse.

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS AND ACCOUNTING POLICIES - CONTINUED

Years Ending December 31, 2004, 2005, 2006, 2007 and 2008

NOTE C - REVENUES

Projected revenues are based on trends in the industry and management's historical analysis of this type of business. The number of rounds per year and membership levels are estimated conservatively and are based on activity at similar private clubs.

Golf operations revenue is summarized as follows:

	Year Ending December 31				
	2004	2005	2006	2007	2008
Member and spousal annual playing dues	$855,500	$1,078,000	$1,293,000	$1,525,000	$1,665,500
Member playing fees	64,000	80,000	80,000	88,000	96,000
Guest playing fees	120,000	160,000	170,000	198,000	240,000
Cart fees	120,000	150,000	175,000	192,500	210,000
Golf shop sales - members	160,000	165,000	170,000	171,000	172,000
Golf shop sales - guests	40,000	40,000	40,000	44,000	48,000
Social membership fees	0	0	55,000	80,000	100,000
Miscellaneous outings and other revenue	25,050	80,000	80,000	90,000	100,000
Total Golf Operation Revenue	$1,384,550	$1,753,000	$2,063,000	$2,388,500	$2,631,500
Member and spousal annual playing dues:					
Expected dues paying members	175	205	230	260	285
Annual membership fee	$4,700	$5,000	$5,300	$5,500	$5,500
Subtotal	822,500	1,025,000	1,219,000	1,430,000	1,567,500
Additional family members	15	17	20	23	26
Annual family membership fee	1,000	1,000	1,000	1,000	1,000
Subtotal	15,000	17,000	20,000	23,000	26,000
Expected Corporate membership	3	6	9	12	12
Corporate membership fee	6,000	6,000	6,000	6,000	6,000
Subtotal	18,000	36,000	54,000	72,000	72,000
Total Annual Playing Dues	$855,500	$1,078,000	$1,293,000	$1,525,000	$1,665,500
Guest playing fees:					
Total annual rounds played	8,000	10,000	10,000	11,000	12,000
Guest rounds as percent of total rounds	20%	20%	20%	20%	20%
Guest rounds per year	1,600	2,000	2,000	2,200	2,400
Guest fees per round	$75	$80	$85	$90	$100
Total Guest Playing Fees	$120,000	$160,000	$170,000	$198,000	$240,000

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS AND ACCOUNTING POLICIES - CONTINUED

Years Ending December 31, 2004, 2005, 2006, 2007 and 2008

NOTE C - REVENUES - CONTINUED

Golf operations revenue is summarized as follows:

	Year Ending December 31				
	2004	2005	2006	2007	2008
Cart Fees:					
Cart rate per round	$30	$30	$35	$35	$35
1/2 cart rate assuming two players per cart	15	15	18	18	18
Total annual rounds played	8,000	10,000	10,000	11,000	12,000
Total Cart Fees	$120,000	$150,000	$175,000	$192,500	$210,000
Golf Shop Sales-Members:					
Annual golf shop expenditures per member	$952	$833	$742	$645	$577
Expected dues paying members, family and corporate	168	198	229	265	298
Subtotal	$160,000	$165,000	$170,000	$171,000	$172,000

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS AND ACCOUNTING POLICIES - CONTINUED

Years Ending December 31, 2004, 2005, 2006, 2007 and 2008

NOTE D - OPERATING EXPENSES

Operating expenses are based upon management's best estimates. Projected expenses are shown on the Projected Statements of Income. Further detail is shown in the supplemental information. Further disclosures are as follows:

Salaries and Wages:

Golf Course Maintenance - In addition to the individual positions listed in the supplemental information, management is estimating the following:

Full-time hourly employees	-	3 @ $13 per hour
Seasonal employees	-	9 @ $10 per hour for 39 weeks
Seasonal employees	-	7 @ $6 per hour for 12 weeks

Golf Shop - In addition to the head golf professional listed in the supplemental information, management is estimating the following:

Golf shop attendants	-	2 @ $12 per hour for 39 weeks

Food and Beverage Operations - In addition to the individual positions listed in the supplemental information, management is estimating the following:

Kitchen helpers	-	2 @ $9 per hour
Part-time servers	-	@ $6 per hour, 120 hours per week
Part-time dishwashers	-	@ $7 per hour, 100 hours per week
Full-time bartender	-	@ $12 per hour
Part-time hostesses	-	@ $10 per hour, 20 hours per week

Clubhouse and Locker Room - In addition to the individual positions listed in the supplemental information, management is estimating the following:

Season locker room attendants	-	@ $10 per hour, 15 hours per week, 39 weeks

Payroll Taxes:
Payroll taxes are calculated at 11.15% for all wages. Additionally, 8.85% has been calculated for other employee benefits.

Cost of Food and Beverage:
Cost of food sales has been estimated between 36% and 45% of food revenue. Cost of beverage sales has been estimated between 28% and 32% of beverage sales.

NOTE D - OPERATING EXPENSES - CONTINUED

Cost of Golf Shop Sales:
Cost of golf shop sales has been estimated at 57% of golf shop sales in 2004 and 64% for each year thereafter.

NOTE E - ACCOUNTS RECEIVABLE

Accounts receivable are considered to be immaterial for the purposes of this projection. A minimal amount has been recorded which represents one month of estimated food and beverage revenue. No receivables are recorded for the pro shop.

NOTE F - PROPERTY AND EQUIPMENT

Property is stated at cost. Depreciation is computed using the straight-line method over the following useful lives:

Vehicles	5 years
Furniture and fixtures	7 years
Golf course construction ($3,500,000 considered depreciable)	15 years
Clubhouse	39 years
Buildings and improvements	39 years

Vehicles and furniture and fixtures have not been separately stated on the projected balance sheets.

Maintenance and repairs of property are charged to operations and major improvements are to be capitalized. Upon retirement, sale or other disposition of property, the cost and accumulated depreciation are eliminated from the accounts and the gain or loss is included in operations. Management's assumption is to lease major capital assets such as golf carts at this time.

NOTE G - ACCOUNTS PAYABLE AND ACCRUALS

It is assumed that operating and general and administrative expenses will be paid after thirty days of receipt of goods. A minimal amount has been recorded as accounts payable.

Accrued wages were estimated as one two-week payroll based on the annual estimated salaries. These wages were also increased 20% to reflect the appropriate payroll taxes and benefits.

NOTE H - CASH

The cash position of the Company at the end of the period is the result of operating profits in excess of depreciation expense. This projection does not include an analysis of the best use of cash. It does provide for interest that could be earned from temporary or term investments generated from profits during the projection period. This interest is calculated using a five percent rate of return on the average cash balance over the period. It is management's intention to analyze this excess cash at a later date.

NOTE I - FEDERAL INCOME TAXES

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

SUPPLEMENTARY INFORMATION

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

PROJECTED SCHEDULE OF GOLF SHOP EXPENSES

	Year Ending December 31				
	2004	2005	2006	2007	2008
SALARIES AND WAGES					
Head golf professional	$70,000	$74,000	$77,000	$81,000	$85,000
Golf shop attendants	41,600	50,000	50,000	54,000	56,000
Cart and bag room staff	0	0	10,000	12,000	14,000
TOTAL SALARIES AND WAGES	111,600	124,000	137,000	147,000	155,000
Golf shop products	114,000	131,000	134,000	137,000	141,000
Cart leases	42,000	48,000	48,000	48,000	55,000
Club storage expense	0	0	0	1,000	1,000
Driving range	2,000	6,000	6,000	6,000	6,000
Dues and publications	150	250	250	300	300
Shipping and postage	100	250	250	250	250
Teaching aids	250	2,500	1,000	1,000	1,000
Miscellaneous	500	1,000	1,000	1,000	1,000
Office supplies	250	640	650	750	750
Printing and promotions	500	500	500	500	500
Supplies, scorecards and tees	4,000	6,000	6,000	6,000	7,000
Tournament awards	2,000	2,000	2,000	3,000	3,000
Travel and entertainment	500	1,000	1,000	1,000	1,000
Tournament fees	500	1,000	1,000	1,000	1,000
Staff uniforms	0	0	1,000	2,000	2,000
Employee meals	0	0	1,000	2,000	2,000
Caddie towels	1,000	1,000	1,000	1,000	1,000
Payroll taxes and related benefits	22,400	25,000	27,020	29,468	30,214
TOTAL GOLF SHOP EXPENSES	$301,750	$350,140	$368,670	$388,268	$409,014

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

PROJECTED SCHEDULE OF GOLF COURSE MAINTENANCE EXPENSES

	Year Ending December 31				
	2004	2005	2006	2007	2008
SALARIES AND WAGES					
Course superintendent	$65,000	$65,000	$68,000	$72,000	$75,000
Course maintenance staff	304,560	304,560	325,000	338,000	358,000
TOTAL SALARIES AND WAGES	369,560	369,560	393,000	410,000	433,000
Dues and publications	2,500	5,000	5,000	5,000	5,000
Depreciation	233,333	233,333	235,000	238,333	241,667
Soil and top dressing	10,000	10,000	11,000	11,500	12,000
Fungicide	60,000	60,000	65,000	70,000	73,000
Insecticide	6,000	6,000	6,500	7,000	7,500
Herbicide	10,000	10,000	11,000	11,500	12,000
Fertilizer	35,000	35,000	38,000	40,000	43,000
Gas and oil	8,000	8,000	8,500	9,000	9,500
Seed and sod	4,000	8,000	8,500	9,000	9,500
Other course supplies	5,000	7,000	7,500	7,500	8,500
Equipment repair and maintenance	20,000	36,000	38,000	40,000	42,000
Irrigation repair and maintenance	10,000	10,000	11,000	12,000	13,000
Snow removal	1,000	1,000	1,000	1,000	1,000
Shop supplies and maintenance	10,000	10,000	11,000	11,000	12,000
Miscellaneous maintenance	20,000	25,000	25,000	25,000	25,000
Electricity	4,000	4,000	4,300	4,600	4,900
Specialist fees	3,000	3,000	3,000	3,000	3,000
Heating oil	2,000	2,000	2,200	2,400	2,600
Tools	5,000	5,000	5,000	5,000	5,000
Safety supplies	3,000	3,000	3,000	3,000	3,000
Office supplies	1,000	1,000	1,000	1,000	1,000
Landscaping	10,000	20,000	20,000	20,000	20,000
Equipment leases	115,000	115,000	127,000	127,000	131,000
Uniforms	3,000	3,000	3,500	3,500	3,500
Payroll taxes and related benefits	73,970	73,920	79,613	81,816	86,856
TOTAL GOLF COURSE MAINTENANCE EXPENSES	$1,024,363	$1,063,813	$1,123,613	$1,159,149	$1,208,523

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

PROJECTED SCHEDULE OF CLUBHOUSE AND LOCKER ROOM EXPENSES

	Year Ending December 31				
	2004	2005	2006	2007	2008
SALARIES AND WAGES					
Club manager	$0	$0	$40,000	$80,000	$85,000
Clubhouse staff	20,000	47,000	50,000	53,000	56,000
Locker room staff	18,000	18,000	25,000	27,000	29,000
TOTAL SALARIES AND WAGES	38,000	65,000	115,000	160,000	170,000
Locker room supplies	2,500	5,500	5,500	6,500	8,500
Equipment rental	500	2,000	3,800	4,000	4,000
Dues, education and seminars	200	200	2,000	2,000	2,000
Electricity and oil	26,000	26,500	42,250	58,000	60,000
Uniforms	350	1,000	2,500	2,500	2,500
Depreciation	28,462	28,462	60,513	92,565	92,565
General supplies and decorations	2,000	4,500	5,500	8,000	10,000
Light bulbs	150	200	900	900	1,000
Miscellaneous	500	1,000	1,200	2,000	5,000
Newsletters and printing	1,000	1,000	5,000	5,000	5,000
Office supplies	5,000	5,000	9,500	14,000	14,500
Pest control	500	500	750	800	900
Refuse removal	3,500	3,500	4,000	6,000	6,400
Copier rental	3,000	3,000	3,300	3,300	3,300
Security system	1,000	1,000	1,000	1,000	1,000
Janitorial service	5,000	8,000	15,000	22,000	24,000
Repairs and maintenance	8,000	14,000	14,000	15,000	16,000
Telephone	2,400	3,000	5,000	5,000	5,000
Towel rental	1,000	3,000	3,000	3,500	4,000
Cable TV	720	720	1,000	1,000	1,000
Postage	3,000	5,000	6,000	6,000	6,000
Employee advertising	1,200	1,200	3,500	3,500	3,500
Payroll taxes and related benefits	7,650	13,350	23,450	32,200	34,000
TOTAL CLUBHOUSE AND LOCKER ROOM EXPENSES	$141,632	$196,632	$333,663	$454,765	$480,165

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

PROJECTED SCHEDULE OF FOOD AND BEVERAGE OPERATIONS EXPENSES

	Year Ending December 31				
	2004	2005	2006	2007	2008
SALARIES AND WAGES					
Chefs	$25,000	$30,000	$57,500	$85,000	$88,000
Kitchen staff	16,000	18,720	29,010	39,300	41,250
Bartenders	0	25,000	30,500	36,000	38,000
Servers/hostesses	10,000	6,000	39,400	72,800	75,000
TOTAL SALARIES AND WAGES	51,000	79,720	156,410	233,100	242,250
Food purchases	26,280	33,007	81,500	130,086	137,970
Beverage purchases	7,560	9,495	21,900	34,214	36,288
Linens and placemats	2,000	3,000	7,000	11,000	14,000
Paper supplies	1,000	1,000	3,000	5,000	7,000
Cleaning supplies	700	1,000	1,500	2,000	3,000
Menus and checks	750	750	2,875	5,000	5,500
Uniforms	500	1,000	2,000	3,000	5,000
Dinnerware	250	500	3,000	3,000	5,000
Payroll taxes and related benefits	10,250	18,508	31,580	46,890	48,869
TOTAL FOOD AND BEVERAGE OPERATIONS	$100,290	$147,980	$310,765	$473,290	$504,877

GREENBRIAR FOUNDERS, LLC d/b/a LEDGEROCK GOLF CLUB

(COMPILED)

PROJECTED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

	Year Ending December 31				
	2004	2005	2006	2007	2008
Accounting fees	$18,500	$25,000	$30,000	$30,000	$35,000
Bank charges	0	740	1,500	2,000	0
Insurance	25,000	45,000	60,000	65,000	75,000
Legal fees	2,000	5,000	5,000	5,000	5,000
Miscellaneous	1,000	1,000	15,000	11,740	8,000
Donations	500	500	500	1,000	1,000
Real estate taxes	40,000	60,000	70,000	80,000	85,000
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$87,000	$137,240	$182,000	$194,740	$209,000